As filed with the Securities and Exchange Commission on March 17, 1998.


                                                      Registration No. 333-33351


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

           PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON

                                    FORM S-6

     FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT B
                     (Formerly FNAL Variable Life Account I)
                              (Exact name of trust)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
             (formerly First North American Life Assurance Company)
                               (Name of depositor)



                             Corporate Center at Rye

                            555 Theodore Fremd Avenue
                               Rye, New York 10580
              (Address of depositor's principal executive offices)


A. Scott Logan, President                    Copy to:
The Manufacturers Life Insurance             J. Sumner Jones
Company of New York                          Jones & Blouch L.L.P.

Corporate Center at Rye                      1025 Thomas Jefferson St., NW
555 Theodore Fremd Avenue                    Suite 405 West
Rye, New York  10580                         Washington, DC  20007-0805
(Name and Address of Agent for Service)

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.




The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                       Registration Statement on Form S-6
                              Cross-Reference Sheet


FORM
N-8B-2
ITEM NO.          CAPTION IN PROSPECTUS

1                 Cover Page; General Information About Manulife New York, the Separate Account and Manufacturers
                  Investment Trust

2                 Cover Page; General Information About Manulife New York, the Separate Account and Manufacturers
                  Investment Trust

3                 *

4                 Miscellaneous Matters (Distribution of the Policy)

5                 General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

6                 General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

7                 *

8                 *

9                 Miscellaneous Matters (Pending Litigation)

10                Detailed Information About The Policies

11                General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

12                General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

13                Detailed Information About The Policies (Charges and Deductions)

14                Detailed Information About the Policies (Premium Provisions -- Policy Issue and Initial Premium);
                  Miscellaneous Matters (Responsibilities Assumed By Manulife New York)

15                Detailed Information About The Policies (Premium Provisions -- Policy Issue and Initial Premium)

16                **

17                Detailed Information About The Policies (Policy Values -- Partial Withdrawals and Surrenders); Other
                  Provisions -- Payment of Proceeds)

18                General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

19                Detailed Information About The Policies (Other Provisions - Reports To Policyowners); Miscellaneous
                  Matters (Responsibilities Assumed By Manulife New York)

20                *

21                Detailed Information About The Policies

22                *

23                **

24                Detailed Information About the Policies (Other General Policy Provisions)

25                General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

26                *

27                **

28                Miscellaneous Matters (The Directors And Officers Of Manulife New York)

29                General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

30                *

31                *

32                *

33                *

34                *

35                **

36                *

37                *

38                Miscellaneous Matters (Distribution of the Policy; Responsibilities Assumed By Manulife New York)

39                Miscellaneous Matters (Distribution of the Policy)

40                *

41                **

42                *

43                *

44                Detailed Information About The Policies (Policy Values - Policy Value)

45                *

46                Detailed Information About The Policies (Policy Values - Partial Withdrawals and Surrenders; Other
                  Provisions -- Payment of Proceeds)

47                General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

48                *

49                *

50                General Information About Manulife New York, the Separate Account and Manufacturers Investment Trust

51                Detailed Information About The Policies

52                Detailed Information About The Policies (Miscellaneous Matters -- Portfolio Share Substitution)

53                **

54                *

55                *

56                *

57                *

58                *

59                Financial Statements


--------------

* Omitted since answer is negative or item is not applicable.

** Omitted.

                                     PART I

                                   PROSPECTUS

                                     [LOGO]


                  PROSPECTUS


                  THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                  VENTURE VUL

                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


This prospectus describes the flexible premium variable life insurance policy (the "Policy") issued by The Manufacturers Life Insurance Company of New York ("Manulife New York" or the "Company"), formerly First North American Life Assurance Company, a stock life insurance company that is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America ("Manulife North America"), formerly North American Security Life Insurance Company, the ultimate parent of which is The Manufacturers Life Insurance Company ("Manulife"). The Policies are designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value and the amount of insurance coverage. This flexibility allows the policyowner to pay premiums and adjust insurance coverage in light of his or her current financial circumstances and insurance needs. The Policies provide for: (1) a Net Cash Surrender Value that can be obtained by partial withdrawals or surrender of the Policy; (2) policy loans; and (3) an insurance benefit payable at the life insured's death.



Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of The Manufacturers Life Insurance Company of New York Separate Account B (the "Separate Account") to which the policyowner allocates net premiums.



The assets of each sub-account will be used to purchase shares of a particular investment portfolio (the "Portfolio") of Manufacturers Investment Trust, formerly NASL Series Trust. The accompanying prospectus for Manufacturers Investment Trust, and the corresponding statement of additional information, describes the investment objectives of the Portfolios in which net premiums may be invested. The Portfolios available for allocation of net premiums are the:
Pacific Rim Emerging Markets Trust, Science & Technology Trust, International Small Cap Trust, Emerging Growth Trust, Pilgrim Baxter Growth Trust, Small/Mid Cap Trust, International Stock Trust, Worldwide Growth Trust, Global Equity Trust, Small Company Value Trust, Equity Trust, Growth Trust, Quantitative Equity Trust, Equity Index Trust, Blue Chip Growth Trust, Real Estate Securities Trust, Value Trust, International Growth and Income Trust, Growth and Income Trust, Equity-Income Trust, Balanced Trust, Aggressive Asset Allocation Trust, High Yield Trust, Moderate Asset Allocation Trust, Conservative Asset Allocation Trust, Strategic Bond Trust, Global Government Bond Trust, Capital Growth Bond Trust, Investment Quality Bond Trust, U.S. Government Securities Trust, Money Market Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Growth 820 Trust, Lifestyle Balanced 640 Trust, Lifestyle Moderate 460 Trust and Lifestyle Conservative 280 Trust (collectively the "Manulife Trusts"). Other sub-accounts and Portfolios may be added in the future.



Prospective purchasers should ask a Manulife New York sales representative if changing, or adding to, existing insurance coverage would be advantageous. Prospective purchasers should note that it may not be advisable to purchase a Policy as a replacement for existing insurance.

BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES.


PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR MANUFACTURERS INVESTMENT TRUST.



The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                  HOME OFFICE:
              The Manufacturers Life Insurance Company of New York

                             Corporate Center at Rye
                            555 Theodore Fremd Avenue
                               Rye, New York 10580


                         SERVICE OFFICE MAILING ADDRESS:
              The Manufacturers Life Insurance Company of New York
                                  P.O. Box 633
                             Niagara Square Station
                          Buffalo, New York 14201-0633
                            TELEPHONE: 1-888-267-7784




                 THE DATE OF THIS PROSPECTUS IS MARCH 31, 1998.

                               PROSPECTUS CONTENTS



                                                                                                    PAGE
                                                                                                    ----
INTRODUCTION TO POLICIES........................................................................      5
GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK,
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B AND
MANUFACTURERS INVESTMENT TRUST..................................................................     12
     The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance
         Company................................................................................     12
         The Manufacturers Life Insurance Company of New York Separate Account B................     12
         Manufacturers Investment Trust.........................................................     13
         Investment Objectives and Certain Policies of the Portfolios...........................     14
DETAILED INFORMATION ABOUT THE POLICIES.........................................................     18
     PREMIUM PROVISIONS.........................................................................     18
         Policy Issue and Initial Premium.......................................................     18
         Premium Allocation.....................................................................     18
         Premium Limitations....................................................................     18
         Short-Term Cancellation Right and "Free Look" Provisions...............................     19
     INSURANCE BENEFIT..........................................................................     19
         The Insurance Benefit..................................................................     19
         No Lapse Guarantee.....................................................................     19
         No Lapse Guarantee Cumulative Premium Test.............................................     20
         Death Benefit Guarantee................................................................     20
         Death Benefit Options..................................................................     21
         Death Benefit Option Changes...........................................................     22
         Face Amount Changes....................................................................     22
     POLICY VALUES..............................................................................     23
         Policy Value...........................................................................     23
         Transfers of Policy Value..............................................................     24
         Policy Loans...........................................................................     25
         Partial Withdrawals and Surrenders.....................................................     27
         Charges and Deductions.................................................................     28
         Deductions From Premiums...............................................................     28
         Surrender Charges......................................................................     28
         Monthly Deductions.....................................................................     32
         Administration Charge..................................................................     32
         Cost of Insurance Charge...............................................................     32
         Mortality and Expense Risks Charge.....................................................     33
         Other Charges..........................................................................     33
         The General Account....................................................................     34
     OTHER GENERAL POLICY PROVISIONS............................................................     35
         Policy Default.........................................................................     35
         Policy Reinstatement...................................................................     35
         Miscellaneous Policy Provisions........................................................     35
     OTHER PROVISIONS...........................................................................     36
         Supplementary Benefits.................................................................     36
         Payment of Proceeds....................................................................     36
         Reports To Policyowners................................................................     36
     MISCELLANEOUS MATTERS......................................................................     37
         Portfolio Share Substitution...........................................................     37
         Federal Income Tax Considerations......................................................     37
         Tax Status of The Policy...............................................................     37
         Tax Treatment of Policy Benefits.......................................................     38

         The Company's Taxes....................................................................    40
         Distribution of The Policy.............................................................    40
         Responsibilities Assumed By Manulife New York and MSS..................................    41
         Voting Rights..........................................................................    41
         Directors and Officers of Manulife New York ...........................................    42
         State Regulations .....................................................................    43
         Pending Litigation ....................................................................    43
         Additional Information ................................................................    44
         Legal Matters .........................................................................    44
         Experts ...............................................................................    44
         Year 2000 Issues ......................................................................    44
FINANCIAL STATEMENTS............................................................................    44
APPENDICES......................................................................................    68
     A.  Sample Illustrations of Policy Values, Cash Surrender Values and Death Benefits........    68
     B.  Definitions............................................................................    77



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.



You are urged to examine this prospectus carefully. "INTRODUCTION TO POLICIES" will briefly describe the Flexible Premium Variable Life Insurance Policy. More detailed information will be found within.

                            INTRODUCTION TO POLICIES


The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the corridor percentage test (see "Death Benefit Options").

GENERAL

The Policy provides a death benefit in the event of the death of the life insured.

Premium payments may be made at any time and in any amount, subject to certain limitations.


After certain deductions, premiums will be allocated, according to the policyowner's instructions, to one or more of the general account and the sub-accounts of the Separate Account. Assets of the sub-accounts of the Separate Account are invested in shares of a particular Portfolio of Manufacturers Investment Trust. Allocation instructions may be changed at any time and transfers among the accounts may be made subject to certain restrictions (see "Transfers of Policy Value").



The Portfolios currently offered are the: Pacific Rim Emerging Markets Trust, Science & Technology Trust, International Small Cap Trust, Emerging Growth Trust, Pilgrim Baxter Growth Trust, Small/Mid Cap Trust, International Stock Trust, Worldwide Growth Trust, Global Equity Trust, Small Company Value Trust, Equity Trust, Growth Trust, Quantitative Equity Trust, Equity Index Trust, Blue Chip Growth Trust, Real Estate Securities Trust, Value Trust, International Growth and Income Trust, Growth and Income Trust, Equity-Income Trust, Balanced Trust, Aggressive Asset Allocation Trust, High Yield Trust, Moderate Asset Allocation Trust, Conservative Asset Allocation Trust, Strategic Bond Trust, Global Government Bond Trust, Capital Growth Bond Trust, Investment Quality Bond Trust, U.S. Government Securities Trust, Money Market Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Growth 820 Trust, Lifestyle Balanced 640 Trust, Lifestyle Moderate 460 Trust and Lifestyle Conservative 280 Trust. Other sub-accounts and Portfolios may be added in the future.


The Policy has a Policy Value reflecting premiums paid, the investment performance of the accounts to which the policyowner has allocated premiums, and certain charges for expenses and cost of insurance. The policyowner may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

DEATH BENEFIT

Death Benefit Options. The policyowner elects to have the Policy's death benefit determined under one of two options:

    -   death benefit equal to the face amount of the Policy, or

    -   death benefit equal to the face amount of the Policy plus the Policy
        Value.


Under either option, the death benefit may have to be increased to a multiple of the Policy Value to satisfy the corridor percentage test under the definition of life insurance in the Internal Revenue Code of 1986, as amended (the "Code") (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- The Insurance Benefit and Death Benefit Options).



The Policyowner May Change The Death Benefit Option. A change in the death benefit option may be requested after the Policy has been in force for one year (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- Death Benefit Option Changes).



The Policyowner May Increase The Face Amount. After the Policy has been in force for one year, an increase in the face amount of the Policy may be requested once per policy year. An increase in the face amount is subject to satisfactory evidence of insurability and will usually result in the Policy's being subject to new surrender charges (see DETAILED

INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- Face Amount
Changes).



The Policyowner May Decrease The Face Amount. A decrease in the face amount may be requested once per policy year after the Policy has been in force for one year. A decrease in face amount may result in certain surrender charges being deducted from the Policy Value (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- Face Amount Changes).


PREMIUM PAYMENTS ARE FLEXIBLE


The policyowner may pay premiums at any time and in any amount, subject to certain limitations (see DETAILED INFORMATION ABOUT THE POLICIES -- PREMIUM PROVISIONS -- Policy Issue and Initial Premium and Premium Limitations).



The policyowner must pay at least the Initial Premium to put the Policy in force (see DETAILED INFORMATION ABOUT THE POLICIES -- PREMIUM PROVISIONS -- Premium Limitations and INSURANCE BENEFIT -- Death Benefit Guarantee).



After the Initial Premium is paid there is no minimum premium required. However, by complying with the Death Benefit Guarantee Cumulative Premium Test the policyowner can ensure the Policy will not go into default for the first three policy years. By complying with the No Lapse Guarantee Cumulative Premium Test, the policy owner can ensure the policy will not go into default for the first five policy years. For Policies with a face amount of at least $250,000, the policyowner can ensure the Policy will not go into default (i) prior to the life insured reaching age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and (ii) prior to the life insured reaching age 85 if Death Benefit Option 2 is selected at any time, by satisfying the Death Benefit Guarantee Cumulative Premium Test or the Fund Value Test (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- No Lapse Guarantee and Death Benefit Guarantee).



Certain maximum premium limitations apply to the Policy to ensure the Policy qualifies as life insurance under rules defined in the Code (see DETAILED INFORMATION ABOUT THE POLICIES -- PREMIUM PROVISIONS --Premium Limitations).



SUMMARY OF CHARGES AND DEDUCTIONS


Charges under the Policy are assessed as:

    (1)  deductions from premiums


        - the Company reserves the right to make a charge for state, local and Federal taxes in an amount not to exceed 3.60%. The Company currently makes no deduction of charges from premium payments for state, local and Federal taxes


    (2) surrender charges upon surrender, partial withdrawal in excess of the Withdrawal Tier Amount, decrease in face amount or lapse

        -  deferred underwriting charge of $4.50 for each $1,000 of face amount

        - deferred sales charge of a maximum of 50% of premiums paid up to a maximum of 2.59 Target Premiums

    (3)  monthly deductions

        - administration charge of $35 per month until the first policy anniversary; thereafter, $10 per month (the right is reserved to increase the administration charge by an additional amount of up to $.01 per $1,000 of face amount per month)

        -  cost of insurance charge

        - mortality and expense risks charge of 0.075% per month through the later of the tenth policy anniversary and the policyowner's attained age 60 and, thereafter, 0.0375 % per month

        -  supplementary benefit(s) charge(s)


    (4)  other charges



           Investment Management Fees and Expenses. Investment management fees paid by Manufacturers Investment Trust (excluding the Lifestyle Trusts) range from .25% to 1.10% of the assets of the Portfolios. The Lifestyle Trusts do not charge an investment management fee. Total Trust Annual Expenses range from .54% to 1.95% of the assets of the Portfolios. In the case of the Lifestyle Trusts, Manufacturers Securities Services,LLC, ("MSS") the adviser to Manufacturers Investment Trust, has voluntarily agreed to pay the expenses of the Lifestyle Trusts (other than the expenses of the Underlying Portfolios).This expense reimbursement may be terminated at any time. Absent the expense reimbursement agreement between the adviser and Manufacturers Investment Trust, total trust annual expenses for the Lifestyle Trusts would range from .748% to 1.156%. Because each Lifestyle Trust will invest in shares of Underlying Portfolios (all of the Portfolios except the Lifestyle Trusts) each will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios.



    (5)  certain transfers


        - transfer fee of $25 per transfer in excess of twelve transfers in any policy year

        - transfer fee of $5 for each transfer under the Dollar Cost Averaging program when Policy Value does not exceed $15,000


For a complete discussion of charges and deductions see the heading "Charges and Deductions" in this Introduction and the references therein, and see also the heading "Transfers Are Permitted" in this Introduction and the references therein.


INVESTMENT OPTIONS


Premiums will be allocated, according to the policyowner's instructions, to any combination of the general account or one or more of the sub-accounts of the Separate Account.



Each sub-account of the Separate Account invests its assets in the shares of one of the following portfolios:



-   Pacific Rim Emerging Markets Trust             -   Growth and Income Trust
-   Science & Technology Trust                     -   Equity-Income Trust
-   International Small Cap Trust                  -   Balanced Trust
-   Emerging Growth Trust                          -   Aggressive Asset Allocation Trust
-   Pilgrim Baxter Growth Trust                    -   High Yield Trust
-   Small/Mid Cap Trust                            -   Moderate Asset Allocation Trust
-   International Stock Trust                      -   Conservative Asset Allocation Trust
-   Worldwide Growth Trust                         -   Strategic Bond Trust
-   Global Equity Trust                            -   Global Government Bond Trust
-   Small Company Value Trust                      -   Capital Growth Bond Trust
-   Equity Trust                                   -   Investment Quality Bond Trust
-   Growth Trust                                   -   U.S. Government Securities Trust
-   Quantitative Equity Trust                      -   Money Market Trust
-   Equity Index Trust                             -   Lifestyle Aggressive 1000 Trust
-   Blue Chip Growth Trust                         -   Lifestyle Growth 820 Trust
-   Real Estate Securities Trust                   -   Lifestyle Balanced 640 Trust
-   Value Trust                                    -   Lifestyle Moderate 460 Trust
-   International Growth and Income Trust          -   Lifestyle Conservative 280 Trust



The policyowner may change the allocation of net premiums among the general account and the sub-accounts at any time (see GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW

YORK, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST and DETAILED INFORMATION ABOUT THE POLICIES -- PREMIUM PROVISIONS -- Premium Allocation and POLICY VALUES -- Policy Value).


THE POLICY VALUE


The Policy has a Policy Value which reflects the following: premium payments made; investment performance of the sub-accounts to which amounts have been allocated; interest credited by the Company to amounts allocated to the general account; partial withdrawals; and deduction of charges described under "Charges and Deductions" below.


The Policy Value is the sum of the values in the Investment Accounts, the Guaranteed Interest Account and the Loan Account.

Investment Account. An Investment Account is established under the Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. An Investment Account measures the interest of the Policy in the corresponding sub-account.


The value of each Investment Account under the Policy varies each Business Day and reflects the investment performance of the Portfolio shares held in the corresponding sub-account (See DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES --Policy Value).


Guaranteed Interest Account. The Guaranteed Interest Account consists of that portion of the Policy Value based on net premiums allocated to, and amounts transferred to, the general account of the Company.


Manulife New York credits interest on amounts in the Guaranteed Interest Account at an effective annual rate guaranteed to be at least 4% (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- The General Account).



Loan Account. When a policy loan is made, Manulife New York will establish a Loan Account under the Policy and will transfer an amount from the Investment Accounts and the Guaranteed Interest Account to the Loan Account.



The Company will credit interest to amounts in the Loan Account at an effective annual rate of at least 4%. The actual rate credited on loan amounts will be the rate charged on loan amounts less an interest rate differential, currently 1.75%, except on Select Loan Amounts where the interest rate differential, subject to change in certain circumstances, is currently 0% (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Policy Loans).



Transfers Are Permitted. A policyowner may make transfers among the sub-accounts of the Separate Account and the Company's general account, subject to certain restrictions.


Twelve transfers per policy year may be made at no cost to the policyowner; excess transfers will be permitted at a cost of $25 per transfer. All transfer requests received at the same time are treated as a single transfer request.


Certain restrictions may apply to transfer requests (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Transfers of Policy Value).


USING THE POLICY VALUE

Borrowing Against The Policy Value. The policyowner may borrow against the Policy Value. The minimum loan amount is $500.


Loan interest will be charged on a fixed basis at an effective annual rate of 5.75% (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Policy Loans).


A Policyowner May Make A Partial Withdrawal Of The Policy Value. After a Policy has been in force for two years the policyowner may make a partial withdrawal of the Policy Value. The minimum withdrawal amount is $500. The policyowner may specify that the withdrawal is to be made from a specific Investment Account or the Guaranteed Interest

Account.


A partial withdrawal may result in a reduction in the face amount of the Policy and may also result in the assessment of a portion of the surrender charges to which the Policy is subject (See DETAILED INFORMATION ABOUT THE POLICIES --POLICY VALUES -- Partial Withdrawals and Surrenders, Charges and Deductions and Surrender Charges).



The Policy May Be Surrendered For Its Net Cash Surrender Value. The Net Cash Surrender Value is equal to the Policy Value less surrender charges, outstanding monthly deductions due and the value of the Policy Debt. Surrender of a Policy during the Surrender Charge Period will usually result in assessment of surrender charges (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Partial Withdrawals and Surrenders, Charges and Deductions and Surrender Charges).



CHARGES AND DEDUCTIONS


1) DEDUCTIONS FROM PREMIUMS. The Company reserves the right to make a charge for state, local and Federal taxes in an amount not to exceed 3.60%. The Company currently makes no deduction of charges from premium payments for state, local and Federal taxes.



2) SURRENDER CHARGES. Manulife New York will usually deduct a deferred underwriting charge and a deferred sales charge if, during the Surrender Charge Period:


    -  the Policy is surrendered for its Net Cash Surrender Value,

    -  a partial withdrawal in excess of the Withdrawal Tier Amount is made,

    -  a decrease in face amount is requested, or

    -  the Policy lapses.

The deferred underwriting charge is $4.50 for each $1,000 of face amount of life insurance coverage initially or added by increase. In effect, the charge applies only to the first $500,000 of face amount initially purchased or the first $500,000 of each subsequent increase in face amount. Thus, the charge made in connection with any one underwriting will not exceed $2,250.


The maximum deferred sales charge is 50% of premiums paid up to a maximum number of Target Premiums that varies (from -2.00 to 2.59) according to the issue age of the life insured, the face amount at issue and the amount of any increase.



The full amount of the deferred underwriting charge and the deferred sales charge will be in effect for five years following Policy issue. Beginning in the sixth year these charges grade downward over a maximum ten-year period (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Charges and Deductions and Surrender Charges).


In the event of a face amount increase, the surrender charges applicable to the increase will be those rates that would apply if a Policy were issued to the life insured at his or her then attained age and based on the amount of the increase.


3) MONTHLY DEDUCTIONS. At the beginning of each policy month Manulife New York deducts from the Policy Value:


    - an administration charge of $35 per month until the first policy anniversary; thereafter $10 per month (the right is reserved to increase the administration charge by an additional amount of up to $.01 per $1,000 of face amount per month)

    -   a charge for the cost of insurance,

    - a charge for mortality and expense risks of 0.075% per month through the later of the tenth policy anniversary and the policyowner's attained age 60 and, thereafter, 0.0375% per month. This charge is assessed against the value of the policyowner's investment accounts, and

    -   charge(s) for any supplementary benefit(s) added to the Policy.


The cost of insurance charge varies based on the net amount at risk under the Policy and the applicable cost of insurance rate. Cost of insurance rates vary according to issue age, the duration of the coverage, sex, any additional ratings indicated in the policy, and risk class of the life insured. The maximum cost of insurance rate that can be charged is guaranteed not to exceed the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. However, any additional ratings as indicated in the Policy will be added to the cost of insurance rate (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES --Charges and Deductions and Monthly Deductions).


If the Policy is still in force when the life insured attains age 100, no further monthly deductions will be taken from the Policy Value.


4) OTHER CHARGES. Charges will be imposed on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve per policy year and a $5 charge for each Dollar Cost Averaging transfer if Policy Value does not exceed $15,000 (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Transfers of Policy Value).


Certain expenses are, or will be, assessed against the assets of the Portfolios, as follows:



INVESTMENT MANAGEMENT FEES AND EXPENSES. Investment management fees paid by Manufacturers Investment Trust (excluding the Lifestyle Trusts) range from .25% to 1.10% of the assets of the Portfolios. The Lifestyle Trusts do not charge an investment management fee. Total Trust Annual Expenses range from .54% to 1.95% of the assets of the Portfolios. In the case of the Lifestyle Trusts, MSS, the adviser to Manufacturers Investment Trust, has voluntarily agreed to pay the expenses of the Lifestyle Trusts (other than the expenses of the Underlying Portfolios). Absent the expense reimbursement agreement between the adviser and Manufacturers Invest Trust, total trust annual expenses for the Lifestyle Trusts would range from .748% to 1.156%. This expense reimbursement may be terminated at any time. Because each Lifestyle Trust will invest in shares of Underlying Portfolios each will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios (see DETAILED INFORMATION ABOUT THE POLICIES --POLICY VALUES -- Charges and Deductions and Other Charges).



Manulife New York reserves the right to charge or establish a provision for any Federal, state or local taxes that may be attributable to the Separate Account or the operations of the Company with respect to the Policies in addition to the deductions for state, local and Federal taxes currently being made.


SUPPLEMENTARY BENEFITS


A policyowner may choose to add certain supplementary benefits to the Policy. These supplementary benefits are offered subject to state approval and include an accidental death benefit, life insurance for additional insured persons, supplementary insurance option, change of life insured and a disability benefit to waive the cost of monthly deductions.



The cost of any supplementary benefits will be deducted from the Policy Value monthly (see DETAILED INFORMATION ABOUT THE POLICIES -- OTHER PROVISIONS --Supplementary Benefits).


DEFAULT

Unless the No Lapse Guarantee or Death Benefit Guarantee is in effect, the Policy will go into default if the Net Cash Surrender Value at the beginning of any policy month would go below zero after deducting the monthly charges then due. The Policy will not go into default if the policy qualifies for the No Lapse Guarantee or Death Benefit Guarantee. The Company will notify the policyowner in the event the Policy goes into default, and will allow a grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. If the required premium is not paid during the grace period the Policy will terminate (see DETAILED INFORMATION ABOUT THE POLICIES -- OTHER GENERAL POLICY PROVISIONS -- Policy Default).


DEATH BENEFIT GUARANTEE


On Policies issued and maintained with a minimum face amount of $250,000, as long as the Death Benefit Guarantee Cumulative Premium Test or, where applicable, the Fund Value Test is satisfied, the Company guarantees that the Policy will not go into default (i) prior to the life insured's attaining age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and (ii) prior to the life insured reaching age 85 if Death Benefit Option 2 is selected at any time, regardless of the investment performance of the Funds underlying the Policy Value. On Policies with face amounts of less than $250,000 there is no Death Benefit Guarantee after the third policy anniversary (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- Death Benefit Guarantee).


NO LAPSE GUARANTEE


On Policies issued with a face amount of at least $250,000, as long as the No Lapse Guarantee Cumulative Premium Test is satisfied, Manulife New York will guarantee that the Policy will not go into default, even if a combination of Policy loans, adverse investment experience and other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. For purposes of determining the face amount at issue for the No Lapse Guarantee, the face amount shall include any amounts purchased under the supplementary insurance option. The No Lapse Guarantee Period is the first 5 Policy Years for life insureds with an issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85 (see DETAILED INFORMATION ABOUT THE POLICIES --INSURANCE BENEFIT -- No Lapse Guarantee).


REINSTATEMENT


A terminated policy may be reinstated by the policyowner within either the 21-day or five-year period following the date of termination, providing certain conditions are met (see DETAILED INFORMATION ABOUT THE POLICIES -- OTHER GENERAL POLICY PROVISIONS -- Policy Reinstatement).


FREE LOOK

A Policy may be returned for a refund of premium within the later of:

    -   10 days after it is received

    -   45 days after the application for the Policy is signed


    - 10 days after Manulife New York mails or delivers a notice of this right of withdrawal.



If a policyowner requests an increase in face amount which results in new surrender charges, the "free look" provision will also apply to the increase (see DETAILED INFORMATION ABOUT THE POLICIES -- PREMIUM PROVISIONS -- Short-Term Cancellation Right and "Free Look" Provisions).


FEDERAL TAX MATTERS


Manulife New York believes that a Policy issued on a standard risk class basis should meet the definition of a life insurance contract as set forth in Section 7702 of the Code. With respect to a Policy issued on a substandard basis, there is less guidance available to determine if such a Policy would satisfy the
Section 7702 definition of a life insurance contract, particularly if the policyowner pays the full amount of premiums permitted under such a Policy. Assuming that a Policy qualifies as a life insurance contract for Federal income tax payments, a policyowner should not be deemed to be in constructive receipt of Policy Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds (see DETAILED INFORMATION ABOUT THE POLICIES -- MISCELLANEOUS MATTERS -- Federal Income Tax Considerations and Tax Status of the Policy).

Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract ("MEC"). If the Policy is a MEC, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of investment in the Policy. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax (see DETAILED INFORMATION ABOUT THE POLICIES -- MISCELLANEOUS MATTERS -- Federal Income Tax Considerations and Tax Treatment Of Policy Benefits).



If the Policy is not a MEC, distributions generally will be treated first as a return of investment in the Policy and then a disbursement of taxable income. Moreover, loans will not be treated as distributions. Select Loans may, however, be treated as taxable distributions. A policyowner considering the use of systematic policy loans as one element of a comprehensive retirement income plan should consult his or her personal tax advisor regarding the potential tax consequences if such loans were to so reduce Policy Value that the Policy would lapse, absent additional payments. The premium payment necessary to avert lapse would increase with the age of the insured. Finally, neither distributions nor loans under a Policy that is not a MEC are subject to the 10% penalty tax (see DETAILED INFORMATION ABOUT THE POLICIES -- MISCELLANEOUS MATTERS -- Federal Income Tax Considerations).



The United States Congress has in the past considered, and in the future may consider legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, or adopt new interpretations of existing laws, state tax laws or, if the policyowner is not a United States resident, foreign tax laws, which may affect the tax consequences to him or her, the lives insured or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have a retroactive effect regardless of the date of enactment. The Company suggests that a tax advisor be consulted.


ESTATE AND GENERATION-SKIPPING TAXES


The proceeds of this life insurance policy may be taxable under Estate and Generation-Skipping Tax provisions of the Code. The policyowner should consult his or her tax advisor regarding these taxes.



GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK,
  THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B AND
                         MANUFACTURERS INVESTMENT TRUST



THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK AND THE MANUFACTURERS LIFE
                               INSURANCE COMPANY



Manulife New York is a stock life insurance company organized under the laws of New York in 1992. The Company's principal office is located at Corporate Center at Rye, 555 Theodore Fremd Avenue, Rye, New York 10580. The Company is a wholly-owned subsidiary of Manulife North America. Manulife North America is a stock life insurance company organized under the laws of Delaware in 1979 with its principal office located at 116 Huntington Avenue, Boston, Massachusetts 02116.



The ultimate parent of the Company is Manulife. Prior to January 1, 1996, Manulife North America was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 NAL and Manulife merged with the combined company retaining the Manulife name.



Effective January 1, 1996, immediately following the merger of NAL and Manulife, Manulife North America experienced a corporate restructuring which resulted in the formation of a newly organized holding corporation, Manulife-Wood Logan Holding Co., Inc., formerly NAWL Holding Co., Inc. ("MWL"). MWL holds all of the outstanding shares of Manulife North America and Wood Logan Associates, Inc. ("WLA"). MWL is owned 62.5% by The Manufacturers Life Insurance Company (U.S.A.), 22.5% by MRL Holding, LLC and 15% by the principals of WLA.



On January 19, 1998, the Board of Directors of Manulife asked the Management of Manulife to prepare a plan for conversion of Manulife from a mutual life insurance company to an investor-owned, publicly traded stock company. Any demutualization plan for Manulife is subject to the approval of the Manulife Board of Directors and participating policy holders as well as regulatory approval.



THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B



Manulife New York established the Separate Account on May 6, 1997, subject to approval by the Superintendent of Insurance of New York, as a separate account under New York law. The Separate Account holds assets that are segregated from all Manulife New York's other assets. The Separate Account is currently used only to support variable life insurance policies.



Manulife New York is the legal owner of the assets in the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains or losses of Manulife New York. Manulife New York will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife New York conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife New York.



The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife New York.



MANUFACTURERS INVESTMENT TRUST



Each sub-account of the Separate Account will purchase shares only of a particular Manulife Trust. Manufacturers Investment Trust, formerly NASL Series Trust, is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of Manulife Trusts at net asset value. Shares will be redeemed to the extent necessary for Manulife New York to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes consistent with the Policies. Any dividend or capital gain distribution received from a Portfolio will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.



Manufacturers Investment Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife New York will purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Manufacturers Investment Trust prospectus.



Manufacturers Investment Trust receives investment advisory services from MSS, the successor to NASL Financial Services, Inc. MSS is a registered investment adviser under the Investment Advisers Act of 1940. Manufacturers Investment Trust also employs subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:



PORTFOLIO                                                SUBADVISER
AGGRESSIVE GROWTH PORTFOLIOS
     Pacific Rim Emerging Markets Trust              Manufacturers Adviser Corporation*
     Science & Technology Trust                      T. Rowe Price Associates, Inc.
     International Small Cap Trust                   Founders Asset Management, Inc.
     Emerging Growth Trust                           Warburg Pincus Asset Management, Inc.
     Pilgrim Baxter Growth Trust                     Pilgrim Baxter & Associates, Ltd.
     Small/Mid Cap Trust                             Fred Alger Management, Inc.
     International Stock Trust                       Rowe Price-Fleming International, Inc.


GROWTH PORTFOLIOS


     Worldwide Growth Trust                          Founders Asset Management, Inc.
     Global Equity Trust                             Morgan Stanley Asset Management Inc.
     Small Company Value Trust                       Rosenberg Institutional Equity Management
     Equity Trust                                    Fidelity Management Trust Company
     Growth Trust                                    Founders Asset Management, Inc.
     Quantitative Equity Trust                       Manufacturers Adviser Corporation*
     Equity Index Trust                              Manufacturers Adviser Corporation*
     Blue Chip Growth Trust                          T. Rowe Price Associates, Inc.
     Real Estate Securities Trust                    Manufacturers Adviser Corporation*



PORTFOLIO                                            SUBADVISER

GROWTH & INCOME PORTFOLIOS
     Value Trust                                     Miller Anderson & Sherrerd, LLP
     International Growth and Income Trust           J.P. Morgan Investment Management Inc.
     Growth and Income Trust                         Wellington Management Company, LLP
     Equity-Income Trust                             T. Rowe Price Associates, Inc.

BALANCED PORTFOLIOS
     Balanced Trust                                  Founders Asset Management, Inc.
     Aggressive Asset Allocation Trust               Fidelity Management Trust Company
     Moderate Asset Allocation Trust                 Fidelity Management Trust Company
     Conservative Asset Allocation Trust             Fidelity Management Trust Company

BOND PORTFOLIOS
     High Yield Trust                                Miller Anderson & Sherrerd, LLP
     Strategic Bond Trust                            Salomon Brothers Asset Management Inc
     Global Government Bond Trust                    Oechsle International Advisors, L.P.
     Capital Growth Bond Trust                       Manufacturers Adviser Corporation*
     Investment Quality Bond Trust                   Wellington Management Company, LLP
     U.S. Government Securities Trust                Salomon Brothers Asset Management Inc

MONEY MARKET PORTFOLIOS
     Money Market Trust                              Manufacturers Adviser Corporation*

LIFESTYLE PORTFOLIOS
     Lifestyle Aggressive 1000 Trust                 Manufacturers Adviser Corporation*
     Lifestyle Growth 820 Trust                      Manufacturers Adviser Corporation*
     Lifestyle Balanced 640 Trust                    Manufacturers Adviser Corporation*
     Lifestyle Moderate 460 Trust                    Manufacturers Adviser Corporation*
     Lifestyle Conservative 280 Trust                Manufacturers Adviser Corporation*

----------

* Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manulife.


INVESTMENT OBJECTIVES AND CERTAIN POLICIES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met.

AGGRESSIVE GROWTH PORTFOLIOS

PACIFIC RIM EMERGING MARKETS TRUST. The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation ("MAC") manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

SCIENCE & TECHNOLOGY TRUST. The investment objective of the Science & Technology Trust is long-term growth of capital.

Current income is incidental to the Portfolio's objective. T. Rowe Price Associates, Inc. ("T. Rowe Price") manages the Science & Technology Trust.



INTERNATIONAL SMALL CAP TRUST. The investment objective of the International Small Cap Trust is to seek long-term capital appreciation. Founders Asset Management, Inc. ("Founders") manages the International Small Cap Trust and will pursue this objective by investing primarily in securities issued by foreign companies which have total market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.



EMERGING GROWTH TRUST. The investment objective of the Emerging Growth Trust is maximum capital appreciation. Warburg Pincus Asset Management, Inc. manages the Emerging Growth Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.



PILGRIM BAXTER GROWTH TRUST. The investment objective of the Pilgrim Baxter Growth Trust is capital appreciation. Pilgrim Baxter & Associates, Ltd. ("PBA") manages the Pilgrim Baxter Growth Trust and seeks to achieve its objective by investing in companies believed by PBA to have an outlook for strong earnings growth and the potential for significant capital appreciation.



SMALL/MID CAP TRUST. The investment objective of the Small/Mid Cap Trust is to seek long term capital appreciation. Fred Alger Management, Inc. manages the Small/Mid Cap Trust and will pursue this objective by investing at least 65% of the Portfolio's total assets (except during temporary defensive periods) in small/mid cap equity securities.


INTERNATIONAL STOCK TRUST. The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.

GROWTH PORTFOLIOS

WORLDWIDE GROWTH TRUST. The investment objective of the Worldwide Growth Trust is long-term growth of capital. Founders manages the Worldwide Growth Trust and seeks to attain this objective by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

GLOBAL EQUITY TRUST. The investment objective of the Global Equity Trust is long-term capital appreciation. Morgan Stanley Asset Management Inc. manages the Global Equity Trust and intends to pursue this objective by investing primarily in equity securities of issuers throughout the world, including U.S. issuers.


SMALL COMPANY VALUE TRUST. The investment objective of the Small Company Value Trust is long-term growth of capital. Rosenberg Institutional Equity Management manages the Small Company Value Trust and seeks to attain the foregoing objective by investing in equity securities of smaller companies which are traded principally in the markets of the United States.



EQUITY TRUST. The principal investment objective of the Equity Trust is growth of capital. Current income is a secondary consideration although growth of income may accompany growth of capital. Fidelity Management Trust Company ("FMTC") manages the Equity Trust and seeks to attain the foregoing objective by investing primarily in common stocks of United States issuers or securities convertible into or which carry the right to buy common stocks.



GROWTH TRUST. The investment objective of the Growth Trust is to seek long-term growth of capital. Founders manages the Growth Trust and will pursue this objective by investing, under normal market conditions, at least 65% of its total assets in common stocks of well-established, high-quality growth companies that Founders believes have the potential to increase earnings faster than the rest of the market.



QUANTITATIVE EQUITY TRUST. The investment objective of the Quantitative Equity Trust is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. MAC manages the Quantitative Equity Trust.

EQUITY INDEX TRUST. The investment objective of the Equity Index Trust is to achieve investment results which approximate the total return of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. MAC manages the Equity Index Trust.


BLUE CHIP GROWTH TRUST. The primary investment objective of the Blue Chip Growth Trust is to provide long-term growth of capital. Current income is a secondary objective, and many of the stocks in the portfolio are expected to pay dividends. T. Rowe Price manages the Blue Chip Growth Trust.


REAL ESTATE SECURITIES TRUST. The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. MAC manages the Real Estate Securities Trust.

GROWTH & INCOME PORTFOLIOS

VALUE TRUST. The investment objective of the Value Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Miller Anderson & Sherrerd, LLP ("MAS") manages the Value Trust and seeks to attain this objective by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.


INTERNATIONAL GROWTH AND INCOME TRUST. The investment objective of the International Growth and Income Trust is to seek long-term growth of capital and income. The Portfolio is designed for investors with a long-term investment horizon who want to take advantage of investment opportunities outside the United States. J.P. Morgan Investment Management Inc. manages the International Growth and Income Trust.



GROWTH AND INCOME TRUST. The investment objective of the Growth and Income Trust is to provide long-term growth of capital and income consistent with prudent investment risk. Wellington Management Company LLP ("Wellington Management") manages the Growth and Income Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of common stocks of U.S. issuers which Wellington Management believes are of high quality.



EQUITY-INCOME TRUST. The investment objective of the Equity-Income Trust is to provide substantial dividend income and also long term capital appreciation. T. Rowe Price manages the Equity-Income Trust and seeks to attain this objective by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.


BALANCED PORTFOLIOS


BALANCED TRUST. The investment objective of the Balanced Trust is current income and capital appreciation. Founders is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.



AUTOMATIC ASSET ALLOCATION TRUSTS (AGGRESSIVE, MODERATE AND CONSERVATIVE). The investment objective of each of the Automatic Asset Allocation Trusts is to realize the highest potential total return consistent with a specified level of risk tolerance -- conservative, moderate or aggressive. The amount of each Portfolio's assets invested in each category of securities -- debt, equity, and money market -- is dependent upon the judgment of FMTC as to what percentages of each Portfolio's assets in each category will contribute to the limitation of risk and the achievement of its investment objective.


BOND PORTFOLIOS

HIGH YIELD TRUST. The investment objective of High Yield Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. MAS manages the High Yield Trust and seeks to attain this objective by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.


STRATEGIC BOND TRUST. The investment objective of the Strategic Bond Trust is to seek a high level of total return consistent with preservation of capital. The Strategic Bond Trust seeks to achieve its objective by giving its Subadviser, Salomon Brothers Asset Management Inc ("SBAM") broad discretion to deploy the Strategic Bond Trust's assets among certain segments of the fixed-income market as SBAM believes will best contribute to the achievement of the Portfolio's objective.

GLOBAL GOVERNMENT BOND TRUST. The investment objective of the Global Government Bond Trust is to seek a high level of total return by placing primary emphasis on high current income and the preservation of capital. Oechsle International Advisors, L.P. manages the Global Government Bond Trust and intends to pursue this objective by investing primarily in a selected global portfolio of high-quality, fixed-income securities of foreign and U.S. governmental entities and supranational issuers.

CAPITAL GROWTH BOND TRUST. The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. MAC manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.


INVESTMENT QUALITY BOND TRUST. The investment objective of the Investment Quality Bond Trust is to provide a high level of current income consistent with the maintenance of principal and liquidity. Wellington Management manages the Investment Quality Bond Trust and seeks to achieve the Portfolio's objective by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities.


U.S. GOVERNMENT SECURITIES TRUST. The investment objective of the U.S. Government Securities Trust is to obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. SBAM manages the U.S. Government Securities Trust and seeks to attain its objective by investing a substantial portion of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

MONEY MARKET PORTFOLIO

MONEY MARKET TRUST. The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. MAC manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

LIFESTYLE PORTFOLIOS


LIFESTYLE AGGRESSIVE 1000 TRUST. The investment objective of the Lifestyle Aggressive 1000 Trust is to provide long term growth of capital. Current income is not a consideration. MAC manages the Portfolio and seeks to achieve this objective by investing approximately 100% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in equity securities.



LIFESTYLE GROWTH 820 TRUST. The investment objective of the Lifestyle Growth 820 Trust is to provide long term growth of capital with consideration also given to current income. MAC manages the Portfolio and seeks to achieve this objective by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.



LIFESTYLE BALANCED 640 TRUST. The investment objective of the Lifestyle Balanced 640 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to capital growth. MAC manages the Portfolio and seeks to achieve this objective by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.



LIFESTYLE MODERATE 460 TRUST. The investment objective of the Lifestyle Moderate 460 Trust is to provide a balance between a high level of current income and growth of capital with a greater emphasis given to high income. MAC manages the Portfolio and seeks to achieve this objective by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.



LIFESTYLE CONSERVATIVE 280 TRUST. The investment objective of the Lifestyle Conservative 280 Trust is to provide a high level of current income with some consideration also given to growth of capital. MAC manages the Portfolio and seeks to achieve this objective by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.



A full description of the Manufacturers Investment Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Manufacturers Investment Trust prospectus, which should be read together with this prospectus.



                     DETAILED INFORMATION ABOUT THE POLICIES


PREMIUM PROVISIONS


POLICY ISSUE AND INITIAL PREMIUM



To purchase a Policy, an applicant must submit a completed application. Manulife New York will issue a Policy only if it has a face amount of at least $50,000 ($100,000 for preferred risk policies). A Policy will generally be issued to persons between ages 0 and 90. In certain circumstances the Company may at its sole discretion issue a Policy to persons above age 90. Before issuing a Policy, Manulife New York will require evidence of insurability satisfactory to it. A life insured will have a risk class of preferred/non-smoker, preferred/smoker, standard/non-smoker or standard/smoker as determined by underwriting rules. Persons failing to meet standard underwriting requirements nonetheless may be eligible to purchase a Policy provided an additional rating is assigned. Acceptance of an application is subject to the Company's insurance underwriting rules. Each Policy is issued with a policy date from which policy years, policy months and policy anniversaries are all determined. Each Policy also has an effective date which is the date the Company becomes obligated under the Policy and when the first monthly deductions are taken. If an application is accompanied by a check for at least the Initial Premium and the application is accepted, the policy date will be the date the application and check were received at the Manulife New York Service Office and the effective date will be the date Manulife New York's underwriters approve issuance of the Policy. If an application is accompanied by a check for at least the Initial Premium, the life insured may be covered under the terms of a conditional insurance agreement until the effective date. If an application accepted by the Company is not accompanied by a check for at least the Initial Premium, the Policy will be issued with a policy date which is seven days after issuance of the Policy (the "issue date") and with an effective date which is the date the Service Office receives at least the Initial Premium. In certain situations a different policy date may be used. The Initial Premium must be received within 60 days after the policy date; however, the Initial Premium may be required within 30 days on Policies issued with Additional Ratings. If the Initial Premium is not paid or if the application is rejected, the Policy will be canceled and any premiums paid will be returned to the applicant.


Under certain circumstances a Policy may be issued with a backdated policy date. A Policy will not be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the policy date is backdated.


All premiums received prior to the effective date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust. On the effective date, the premiums paid plus interest credited, net of deductions for Federal, state and local taxes, will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyowner's instructions.



All premiums received on or after the effective date of the Policy will be allocated among the Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the Manulife New York Service Office. Monthly deductions are due on the policy date and at the beginning of each policy month thereafter. However, if due prior to the effective date, they will be taken on the effective date instead of the dates they were due.


PREMIUM ALLOCATION

Net Premiums may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the Net Premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total percentage allocations equal
100. A policyowner may change the way in which Net Premiums are allocated at any time without charge. The change will take effect on the date a written or authorized telephonic request for change, in a format satisfactory to the Company, is received at the Manulife New York Service Office.


PREMIUM LIMITATIONS


After the payment of the Initial Premium, premiums may be paid at any time and in any amount during the lifetime of the life insured subject to certain limitations. After the Initial Premium, all premiums must be paid to the Manulife New York Service Office. Unlike traditional insurance, premiums are not payable at specified intervals or in specified amounts. A Policy will be issued with a Planned Premium which is based on the amount of premium the policyowner wishes to pay. It is recommended that the Planned Premium be such that the No Lapse Guarantee or Death Benefit Guarantee Cumulative Premium Test (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFITS -- No Lapse Guarantee and Death Benefit Guarantee) will be satisfied.



Manulife New York will send notices to the policyowner setting forth the Planned Premium at the payment interval selected by the policyowner, unless payment is being made pursuant to a pre-authorized payment plan. However, the policyowner is under no obligation to make the indicated payment.



Manulife New York will not accept any premium payment which is less than $50, unless the premium is payable pursuant to a pre-authorized payment plan. In that case the Company will accept a payment of as little as $10. Manulife New York may change these minimums on 90 days' written notice. The Policies also limit the sum of the premiums that may be paid at any time in order to preserve the qualification of the Policies as life insurance for Federal tax purposes. These limitations are set forth in each Policy. Manulife New York reserves the right to refuse or refund any premium payments that may cause the Policy to fail to qualify as life insurance under applicable tax law.



SHORT-TERM CANCELLATION RIGHT AND "FREE LOOK" PROVISIONS



A Policy may be returned for a refund of the premium within 10 days after it is received, within 45 days after the application for the Policy is signed, or within 10 days after Manulife New York mails or delivers a notice of right of withdrawal, whichever is latest. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Manulife New York Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manulife New York will refund any premium paid. Manulife New York reserves the right to delay the refund of any premium paid by check until the check has cleared.


If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

INSURANCE BENEFIT

THE INSURANCE BENEFIT


If the Policy is in force at the time of the life insured's death, Manulife New York will pay an insurance benefit based on the death benefit option selected by the policyowner upon receipt of due proof of death. The amount payable will be the death benefit under the selected option, plus any amounts payable under any supplementary benefits added to the Policy, less the value of the Policy Debt at the date of death. The insurance benefit will be paid in one sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, Manulife New York will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and Manulife New York will pay only the Net Cash Surrender Value.


NO LAPSE GUARANTEE

On Policies issued with a face amount of at least $250,000 (calculated as described below), the policyowner may elect the No Lapse Guarantee. If elected, as long as the No Lapse Guarantee Cumulative Premium Test (see below) is satisfied during the

No Lapse Guarantee Period, as described below, Manulife New York will guarantee that the Policy will not go into default (see DETAILED INFORMATION ABOUT THE POLICIES -- OTHER GENERAL POLICY PROVISIONS -- Policy Default), even if a combination of Policy loans, adverse investment experience and other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. For purposes of determining the face amount at issue for the No Lapse Guarantee, the face amount shall include any amounts purchased under the supplementary insurance option.



The No Lapse Guarantee Period is the first five Policy Years for life insureds with an issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85.



While the No Lapse Guarantee is in effect, Manulife New York will determine at the beginning of each policy month whether the No Lapse Guarantee Cumulative Premium Test, described below, has been satisfied. If it has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the No Lapse Guarantee in effect. This required payment, as described in the notification to the policyowner, will be equal to the outstanding premium requirement as of the date the No Lapse Guarantee was not satisfied plus the Monthly No Lapse Guarantee Premium due for the next two policy months. If the required payment is not received by the end of the grace period, the No Lapse Guarantee will terminate, and the Policy subsequently may go into default if the Policy's Net Cash Surrender Value is insufficient to meet the monthly deductions due at the beginning of a policy month. A death benefit option change will also terminate the No Lapse Guarantee if it is in effect at the time of the change as will a decrease in face amount below $250,000. The No Lapse Guarantee cannot be reinstated after it has been terminated (see DETAILED INFORMATION ABOUT THE POLICIES -- OTHER GENERAL POLICY PROVISIONS -- Policy Default, and INSURANCE BENEFIT -- Death Benefit Option Changes).


NO LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the policy month, the sum of all premiums paid to date less any partial withdrawals and less any Policy Debt is at least equal to the sum of the Monthly No Lapse Guarantee Premiums due since the policy date, as follows:

The Policy will satisfy the No Lapse Guarantee Cumulative Premium Test if (a) is greater than or equal to (b), where:


         (a) is the sum of all premiums paid, less any partial withdrawals and less any Policy Debt; and


         (b) is the sum of the Monthly No Lapse Guarantee Premiums due since the policy date.


The Monthly No Lapse Guarantee Premium is one-twelfth of the No Lapse Guarantee Premium. The No Lapse Guarantee Premium is set forth in the Policy. It is subject to change if the face amount of the Policy is changed (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- Face Amount Changes), or if there is any change in the supplementary benefits added to the Policy or in the risk class of any life insured.


DEATH BENEFIT GUARANTEE


Policies With Face Amounts of at Least $250,000. If elected by the policyowner, on Policies issued and maintained with a minimum face amount of $250,000, and if the Death Benefit Guarantee Cumulative Premium Test (see below) is satisfied, Manulife New York will guarantee that the Policy will not go into default (see DETAILED INFORMATION ABOUT THE POLICIES --OTHER GENERAL POLICY PROVISIONS --Policy Default) even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.



If elected by the policyowner, on Policies issued and maintained with a minimum face amount of $250,000, if after the tenth policy anniversary the Death Benefit Guarantee Cumulative Premium Test is not satisfied but the Fund Value Test (see below) is satisfied, Manulife New York will keep the Death Benefit Guarantee in effect.


This Death Benefit Guarantee will expire at the end of a policy year specified in the Policy, currently (i) the year in which the life insured reaches attained age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and (ii) the year in which the life insured reaches attained age 85 if Death Benefit Option 2 is selected at any time. While the guarantee is in effect, Manulife New York will determine at the beginning of each policy month whether the Death Benefit Guarantee Cumulative Premium Test or the Fund Value Test has been satisfied. If neither has been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the Death Benefit Guarantee in effect. The required payment will be equal to the outstanding premium required to meet the Death Benefit Guarantee Cumulative Premium Test at the date neither test was satisfied, plus the Monthly Death Benefit Guarantee Premium due for the next two policy months. If the required payment is not received by the end of the grace period, the Death Benefit Guarantee will terminate. Once the Death Benefit Guarantee is terminated, it cannot be reinstated.



Policies With Face Amounts Under $250,000. On Policies with a face amount less than $250,000 at issue or after face amount decrease, if the Death Benefit Guarantee Cumulative Premium Test is satisfied in the first three years, Manulife New York will guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. After the third policy anniversary, there is no Death Benefit Guarantee on (a) Policies issued with face amounts of less than $250,000 or (b) Policies on which a face amount decrease has resulted in a face amount of less than $250,000.



Death Benefit Guarantee Cumulative Premium Test. The Policy provides for a Death Benefit Guarantee Cumulative Premium Test. The Death Benefit Guarantee Cumulative Premium Test is satisfied if at the beginning of each policy month the sum of all premiums paid to date less any partial withdrawals and any Policy Debt is at least equal to the sum of the Monthly Death Benefit Guarantee Premiums due since the policy date. The Death Benefit Guarantee Premium is set forth in the Policy. It is subject to change if the face amount of the Policy or the death benefit option is changed (see DETAILED INFORMATION ABOUT THE
POLICIES -- INSURANCE BENEFITS -- Death Benefit Option Changes and Face Amount Changes) or if there is any change in the supplementary benefits added to the Policy or in the risk class of the life insured.


Fund Value Test. The Policy provides for a Fund Value Test. The Fund Value Test is applicable after the tenth anniversary of the Policy. The Fund Value Test is satisfied if at the beginning of each policy month the Net Policy Value is greater than or equal to the Gross Single Premium.

DEATH BENEFIT OPTIONS

The Policy permits the policyowner to select one of two death benefit options
-- Option 1 and Option 2. Under Option 1 the death benefit is the face amount of the Policy at the date of death or, if greater, the Policy Value at the date of death multiplied by the applicable percentage in the table set forth below. Under Option 2 the death benefit is the face amount of the Policy plus the Policy Value at the date of death or, if greater, the Policy Value at the date of death multiplied by the applicable percentage in the following table:


                   CORRIDOR                       CORRIDOR                       CORRIDOR                       CORRIDOR
       AGE        PERCENTAGE           AGE       PERCENTAGE          AGE        PERCENTAGE           AGE       PERCENTAGE
    40 & below        250%               51          178%               62           126%               73          109%
          41           243               52           171               63           124                74          107
          42           236               53           164               64           122             75-90          105
          43           229               54           157               65           120                91          104
          44           222               55           150               66           119                92          103
          45           215               56           146               67           118                93          102
          46           209               57           142               68           117                94          101
          47           203               58           138               69           116          95 & above        100
          48           197               59           134               70           115
          49           191               60           130               71           113
          50           185               61           128               72           111

Regardless of which death benefit option is in effect, the relationship of Policy Value to death benefit will change whenever the "corridor percentages" are used to determine the amount of the death benefit. This will occur whenever multiplying the Policy Value by the applicable percentage set forth in the above table results in a greater death benefit than would otherwise apply under the selected option. For example, assume the life insured under a Policy with a face amount of $100,000 has an attained age of 40. If Option 1 is in effect, the corridor percentage will produce a greater death benefit whenever the Policy Value exceeds $40,000 (250% x $40,000 = $100,000). If the Policy Value is less than $40,000, an incremental change in Policy Value, up or down, will have no effect on the death benefit. If the Policy Value is greater than $40,000, an incremental change in Policy Value will result in a change in the death benefit by a factor of 2.5. Thus, if the Policy Value were to increase to $40,010, the death benefit would be increased to $100,025 (250% x $40,010 = $100,025).

If Option 2 were in effect in the above example, the corridor percentage would produce a greater death benefit whenever the Policy Value exceeded $66,667 (250% x 66,667 = 166,667). At that point the death benefit produced by multiplying the Policy Value by 250% would result in a greater amount than adding the Policy Value to the face amount of the Policy. If the Policy Value is less than $66,667, an incremental change in Policy Value will have a dollar-for-dollar effect on the death benefit. If the Policy Value is greater than $66,667, an incremental change in Policy Value will result in a change in the death benefit by a factor of 2.5 in the same manner as would be the case under Option 1 when the corridor percentage determined the death benefit.

DEATH BENEFIT OPTION CHANGES


The death benefit option is selected initially by the policyowner in the application. After the Policy has been in force for one year the death benefit option may be changed effective as of any subsequent policy month. Written request for a change must be received by Manulife New York at least 30 days prior to the beginning of a policy month in order to become effective on that date. The Company reserves the right to limit a request for change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.


A change in death benefit option will result in a change in the Policy's face amount in order to avoid any change in the amount of the death benefit.

If the change in death benefit is from Option 1 to Option 2, the new face amount will be equal to the face amount prior to the change minus the Policy Value on the effective date of the change. A change to Option 2 will not be allowed if it would cause the face amount of the Policy to go below the minimum face amount of $50,000 ($100,000 for preferred risk policies). A change of death benefit option to Option 2 will shorten the death benefit guarantee period to the year in which the life insured reaches attained age 85.

If the change in death benefit is from Option 2 to Option 1, the new face amount will be equal to the face amount prior to the change plus the Policy Value on the effective date of the change. The increase in face amount resulting from a change to Option 1 will not affect the amount of surrender charges to which a Policy may be subject. The Company has the right to require satisfactory evidence of insurability before permitting a change from Option 2 to Option 1. The Company does not currently require evidence of insurability when making this change.

Policyowners who wish to have level insurance coverage should generally select Option 1. Under Option 1, increases in Policy Value usually will reduce the net amount of risk under a Policy which will reduce cost of insurance charges. This means that favorable investment performance should result in a faster increase in Policy Value than would occur under an identical Policy with Option 2 in effect. However, the larger Policy Value which may result under Option 1 will not affect the amount of the death benefit unless the corridor percentages are used to determine the death benefit.

Policyowners who want to have the Policy Value reflected in the death benefit so that any increases in Policy Value will increase the death benefit should generally select Option 2. Under Option 2, the net amount at risk will remain level unless the corridor percentages are used to determine death benefit, in which case increases in Policy Value will increase the net amount at risk.

FACE AMOUNT CHANGES


Subject to certain limitations, a policyowner may, upon written request, increase or decrease the face amount of the Policy. A change in face amount may affect the Death Benefit Guarantee Premium, the monthly deductions and surrender charges (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES --Charges and Deductions). Currently, each increase or decrease (other than a decrease resulting from a partial withdrawal) in face amount must be at least $50,000 ($100,000 for increases in preferred risk policies). Manulife New York reserves the right to increase or decrease the minimum face amount change on 90 days' written notice to the policyowner. The Company also reserves the right to limit a change in face amount to the extent necessary to prevent the Policy from failing to qualify as life insurance for tax purposes.

Increases. Increases in face amount are subject to satisfactory evidence of insurability. Increases may be made only once per policy year and only after the first policy anniversary. An increase will become effective at the beginning of the next policy month following the date Manulife New York approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.



An increase in face amount will usually result in the Policy's being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in face amount. For purposes of determining the new deferred sales charge, a portion of the Policy Value at the time of the increase, and a portion of the premiums paid on or subsequent to the increase, will be deemed to be premiums attributable to the increase (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Charges and Deductions and Surrender Charges). Any increase in face amount to a level less than the highest face amount previously in effect will have no effect on the surrender charges to which the Policy is subject, since surrender charges, if applicable, will have been assessed in connection with the prior decrease in face amount. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.


No additional premium is required for a face amount increase. However, a premium payment may be necessary to prevent the Policy from going into default, since new surrender charges resulting from an increase would automatically reduce the Net Cash Surrender Value of the Policy. Moreover, a new Death Benefit Guarantee Premium will be determined.

Decreases. A decrease in the face amount may be requested only once per policy year and only after the Policy has been in force for one year. A decrease in face amount will become effective at the beginning of the next policy month following the receipt of a properly executed request. A decrease will not be allowed if it would cause the face amount to go below the minimum face amount of $50,000 ($100,000 for preferred risk policies).


A decrease in face amount during the Surrender Charge Period will usually result in surrender charges being deducted from the Policy Value (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Charges and Deductions and Surrender Charges). For purposes of determining surrender and cost of insurance charges, a decrease will reduce face amount in the following order:
(a) the face amount provided by the most recent increase, then (b) the face amounts provided by the next most recent increases successively, and finally (c) the initial face amount.


POLICY VALUES

POLICY VALUE


A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal or upon surrender of the Policy (see "Policy Loans" and "Partial Withdrawals and Surrenders" below). The Policy Value may also affect the amount of the death benefit (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- Death Benefit Options). The Policy Value at any time is equal to the sum of the Values in the Investment Accounts, the Guaranteed Interest Account and the Loan Account. The following discussion relates only to the Investment Accounts. Policy loans are discussed under "Policy Loans" and the Guaranteed Interest Account is discussed under "The General Account." The portion of the Policy Value based on the Investment Accounts is not guaranteed and will vary each Business Day with the investment performance of the underlying Portfolio.


An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.


Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit at the end of the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values at the end of the Business Day on which the premium is received at the Manulife New York Service Office or other office or entity so designated by Manulife New York.


Units are valued at the end of each Business Day. A Business Day is deemed to end at the time of the determination of the net asset value of the Fund shares. When an order involving the crediting or canceling of units is received after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of unit values determined at the end of the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made at the end of the next Business Day.


The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value is determined by multiplying the unit value for the preceding Business Day by the "net investment factor" for the particular sub-account for such subsequent Business Day. The net investment factor for a sub-account for any Business Day is equal to (a) divided by (b), where:



     (a) is the net asset value of the underlying Portfolio shares held by that sub-account at the end of such Business Day before any policy transactions are made on that day; and


     (b) is the net asset value of the underlying Portfolio shares held by that sub-account at the end of the immediately preceding Business Day after all policy transactions have been made for that day.


Manulife New York reserves the right to adjust the above formula for any taxes determined by it to be attributable to the operations of the sub-account.



TRANSFERS OF POLICY VALUE



A policyowner may change the extent to which his or her Policy Value is based upon any specific sub-account of the Separate Account or the Company's general account. Such changes are made by transferring amounts from one or more Investment Accounts or the Company's general account to other Investment Accounts or the Company's general account. A policyowner is permitted to make twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of $25 per transfer. This charge will be assessed against the Investment Account or the Guaranteed Interest Account from which the amount is being transferred. For this purpose all transfer requests received by Manulife New York on the same Business Day are treated as a single transfer request. There will be no change in issue age, risk class of the life insured or face amount as a result of any transfer.


The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 15% of the Guaranteed Interest Account value at the previous policy anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.


Transfer requests must be in a format satisfactory to Manulife New York and in writing, or by telephone, if a currently valid telephone transfer authorization form is on file. Although failure to follow reasonable procedures may result in Manulife New York's liability for any losses resulting from unauthorized or fraudulent telephone transfers, Manulife New York will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. Manulife New York will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures include: confirming receipt of a valid telephone authorization form; tape recording all telephone transactions; and providing written confirmation thereof.



While the Policy is in force, the policyowner may transfer the Policy Value from all the Investment Accounts to the Guaranteed Interest Account, without incurring transfer charges:

                  (a) within 18 months after the Issue Date; or

                  (b) within 60 days of the effective date of a material change in the investment objectives of the sub-accounts, or within 60 days of the date the notification of such change.


Limitations. To the extent that total surrenders, partial withdrawals and transfers out of a sub-account exceed total net premium allocations and transfers into that sub-account, portfolio securities of the underlying Portfolio may have to be sold.

Excessive sales of the investment portfolio securities in such a situation could be detrimental to that Portfolio and to policyowners with Policy Values allocated to sub-accounts investing in that Portfolio.



To protect the interests of all policyowners, Manulife New York reserves the right to limit transfers when in its opinion processing transfers would be detrimental to a particular portfolio or to policyowners who had allocated investments to that portfolio (see DETAILED INFORMATION ABOUT THE POLICIES -- OTHER PROVISIONS -- Payment of Proceeds).



Dollar Cost Averaging. Manulife New York will offer policyowners a Dollar Cost Averaging program. Under this program amounts will be automatically transferred at predetermined intervals from one Investment Account to any other Investment Account(s) or the Guaranteed Interest Account.



Under the Dollar Cost Averaging program the policyowner will designate an amount to be transferred at predetermined intervals from one Investment Account into any other Investment Account(s) or the Guaranteed Interest Account. Each transfer under the Dollar Cost Averaging program must be of a minimum amount as set by Manulife New York. Once set, this minimum may be changed at any time at the discretion of Manulife New York. Currently, no charge will be made for this program if the Policy Value exceeds $15,000 on the date of transfer. Otherwise, there will be a charge of $5 for each transfer under this program. The charge will be deducted from the value of the Investment Account out of which the transfer occurs. If insufficient funds exist to effect a Dollar Cost Averaging transfer, including the charge, if applicable, the transfer will not be effected and the policyowner will be so notified. Manulife New York reserves the right to cease to offer this program on 90 days' written notice to the policyowner.



Asset Allocation Balancer Transfers. Manulife New York will also offer policyowners the ability to have amounts automatically transferred among stipulated Investment Accounts to maintain an allocated percentage in each stipulated Investment Account.



Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six month intervals, beginning six months after the policy date, Manulife New York will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manulife New York differently or a Dollar Cost Averaging request is in effect. Currently, there is no charge for this program; however, Manulife New York reserves the right to institute a charge on 90 days' written notice to the policyowner.



Manulife New York reserves the right to cease to offer this program on 90 days' written notice to the policyowner.


POLICY LOANS

While the Policy is in force, the policyowner may borrow against the Policy Value of his or her Policy. The Policy serves as the only security for the loan. The minimum amount of any loan is $500. The maximum loan amount is the amount which would cause the Modified Policy Debt to equal the loan value of the Policy on the date of the loan. The loan value is the Policy's Cash Surrender Value less the monthly deductions due to the next policy anniversary. The Modified Policy Debt as of any date is the Policy Debt (the aggregate amount of policy loans, including borrowed interest, less any loan repayments) plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%. An amount equal to the Modified Policy Debt is transferred to the Loan Account to ensure that a sufficient amount will be available to pay interest on the Policy Debt at the next policy anniversary.

For example, assume a Policy with a loan value of $5,000, no outstanding policy loans and a loan interest rate of 5.75%. The maximum amount that can be borrowed is an amount that will cause the Modified Policy Debt to equal $5,000. If the loan is made on a policy anniversary, the maximum loan will be $4,917. This amount at 5.75% interest will equal $5,200 one year later; $5,200 discounted to the date of the loan at 4% (the Modified Policy Debt) equals $5,000. Because the minimum rate of interest credited to the Loan Account is 4%, $5,000 must be transferred to the Loan Account to ensure that $5,200 will be available at the next policy anniversary to cover the interest accrued on the Policy Debt.


When a loan is made, Manulife New York will deduct from the Investment Accounts or the Guaranteed Interest Account, and transfer to the Loan Account, an amount which will result in the Loan Account value being equal to the

Modified Policy Debt. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.


A policy loan may result in a Policy's failing to satisfy the No Lapse Guarantee and/or the Death Benefit Guarantee Cumulative Premium Test, since the Policy Debt is subtracted from the sum of the premiums paid in determining whether the Death Benefit Guarantee Cumulative Premium Test is satisfied. As a result, the Death Benefit Guarantee or No Lapse Guarantee may terminate (see DETAILED INFORMATION ABOUT THE POLICIES -- INSURANCE BENEFIT -- No Lapse Guarantee and Death Benefit Guarantee and OTHER GENERAL POLICY PROVISIONS -- Policy Default). Moreover, if the Death Benefit Guarantee or No Lapse Guarantee is not in force, a policy loan may cause a Policy to be more susceptible to going into default, since a policy loan will be reflected in the Net Cash Surrender Value (see DETAILED INFORMATION ABOUT THE POLICIES -- OTHER GENERAL POLICY PROVISIONS --Policy Default). A policy loan will also affect future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Funds selected by the policyowner or increasing in value at the rate of interest credited for amounts allocated to the Guaranteed Interest Account. Policy loans may have tax consequences. A policyowner considering the use of systematic policy loans as one element of a comprehensive retirement income plan should consult his or her personal tax advisor regarding the potential tax consequences if such loans were to so reduce Policy Value that the Policy would lapse, absent additional payments. The premium payment necessary to avert lapse would increase with the age of the insured (see DETAILED INFORMATION ABOUT THE POLICIES --MISCELLANEOUS MATTERS -- Federal Income Tax Considerations and Tax Treatment of Policy Benefits). Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the value of the Policy Debt at the date of death in arriving at the insurance benefit.


Interest Charged On Policy Loans. Interest on the Policy Debt will accrue daily and be payable annually on the policy anniversary. The rate of interest charged will be fixed at an effective annual rate of 5.75%. If the interest due on a policy anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.


Interest Credited To The Loan Account. Manulife New York will credit interest to any amount in the Loan Account at an effective annual rate of at least 4%. The actual rate credited is:



    - On amounts up to the Policy's Select Loan Amount, the rate of interest charged on the policy loan less an interest rate differential, currently 0%; provided, however, if at some time in the future it is determined that the current differential could cause the loan to be treated as a taxable distribution under any applicable ruling, regulation or court decision, Manulife New York has the right to increase the differential on all subsequent Select Loan Amounts either
         (i) to an amount that may be prescribed in such ruling, regulation or court decision that would result in the transaction being treated as a loan under Federal tax law or (ii) if no amount is prescribed, to an amount that Manulife New York considers to be more likely to result in the transaction being treated as a loan under Federal tax law.


    - On amounts in excess of the Select Loan Amount as described above, the rate of interest charged on the policy loan less an interest rate differential, currently 1.75%.

Prior to the later of the tenth policy anniversary and the anniversary following attained age 55, the amount available as a Select Loan is zero; after the later of the tenth policy anniversary and the policy anniversary following attained age 55, the amount available annually as a Select Loan is equal to 12% of the Policy's Net Cash Surrender Value at the previous policy anniversary. The amount available as a Select Loan applies to existing and new loans. If, at the time a policyowner is considering a Select Loan, interest due currently on his or her outstanding loans equals or exceeds the Select Loan Amount, the Select Loan feature could not be used to withdraw additional cash from Policy Value. The total of all loans, including the Select Loan Amount, cannot exceed the maximum loan amount as described above.

To illustrate the amount available as a Select Loan, assume that a Policy has an issue age of 47 and a Net Cash Surrender Value on the eleventh policy anniversary of $10,000. The Select Loan Amount available during the twelfth policy year is $1,200 (12% x $10,000). Assume that at the beginning of the twelfth policy year, a loan of $1,500 is taken. $1,200 of that amount is considered the Select Loan Amount, $300 an ordinary policy loan.

At the end of the twelfth policy year, assume that the Net Cash Surrender Value is $9,000. The Select Loan Amount available during the thirteenth policy year is $1,080 (12% x $9,000). If not already repaid, the $300 from the prior year's loan that was not considered a Select Loan is immediately converted to a Select Loan, leaving $780 of the Select Loan Amount available for the thirteenth policy year (provided that the sum of all outstanding loans does not exceed the Policy's maximum loan amount). The amount of any unpaid interest on the Select Loan and the ordinary policy loan from the twelfth policy year also would be borrowed as a Select Loan up to the maximum Select Loan Amount and thereby reduce by that amount the $780 available for borrowing as a Select Loan during the remainder of the thirteenth policy year.

Loan Account Adjustments. When a loan is first taken out, and at specified events thereafter, the value of the Loan Account is adjusted. Whenever the Loan Account is adjusted, the difference between (i) the Loan Account before any adjustment and (ii) the Modified Policy Debt at the time of adjustment, is transferred between the Loan Account and the Investment Accounts or the Guaranteed Interest Account. The amount transferred to or from the Loan Account will be such that the value of the Loan Account is equal to the Modified Policy Debt after the adjustment.

The specified events which cause an adjustment to the Loan Account are (i) a policy anniversary, (ii) a partial or full loan repayment, (iii) a new loan being taken out, or (iv) when an amount is needed to meet a monthly deduction. A loan repayment may be implicit in that policy debt is effectively repaid upon termination (i.e., upon death of the life insured, surrender or lapse of the policy). In each of these instances, the Loan Account will be adjusted so that any excess of the Loan Account over the Modified Policy Debt after the repayment will be included in the termination proceeds.

Except as noted below in the Loan Repayments section, amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion as the value in the corresponding "loan sub-account" bears to the value of the Loan Account. A "loan sub-account" exists for each Investment Account and for the Guaranteed Interest Account. Amounts transferred to the Loan Account are allocated to the appropriate loan sub-account to reflect the account from which the transfer was made.

Loan Account Illustration. (Dollar amounts in this illustration have been rounded to the nearest dollar.) The operation of the Loan Account may be illustrated by consideration of a Policy with a loan value of $5,000, a loan interest rate of 5.75%, and a maximum loan amount on a policy anniversary of $4,917. For purposes of the illustration, assume that the Select Loan Amount is zero. If a loan in the maximum amount of $4,917 is made, an amount equal to the Modified Policy Debt, $5,000, is transferred to the Loan Account. At the next policy anniversary the value of the Loan Account will have increased to $5,200 ($5,000 x 1.04) reflecting interest credited at an effective annual rate of 4.0%. At that time the loan will have accrued interest charges of $283 ($4,917 x
 .0575), bringing the Policy Debt to $5,200.

If the accrued interest charges are paid on the policy anniversary, the Policy Debt will continue to be $4,917, and the Modified Policy Debt, reflecting interest for the next policy year and discounting the Policy Debt and such interest at 4%, will be $5,000. An amount will be transferred from the Loan Account to the Guaranteed Interest Account or the Investment Accounts so that the Loan Account value will equal the Modified Policy Debt. Since the Loan Account value was $5,200, a transfer of $200 will be required ($5,200 -- $5,000).

If, however, the accrued interest charges of $283 are borrowed, an amount will be transferred from the Investment Accounts and the Guaranteed Interest Account so that the Loan Account value will equal the Modified Policy Debt recomputed at the policy anniversary. The new Modified Policy Debt is the Policy Debt, $5,200, plus loan interest to be charged to the next policy anniversary, $299 ($5,200 x
 .0575), discounted at 4%, which results in a figure of $5,288. Since the value of the Loan Account was $5,200, a transfer of $88 will be required. This amount is equivalent to the 1.75% interest rate differential on the $5,000 transferred to the Loan Account on the previous policy anniversary.

Loan Repayments. Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured provided the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and a transfer is made to the Guaranteed Interest Account or the Investment Accounts so that the Loan Account at that time equals the Modified Policy Debt. Loan repayments will first be allocated to the Guaranteed Interest Account until the associated loan sub-account is reduced to zero. Loan repayments will then be allocated to each Investment Account in the same proportion as the value in the corresponding loan sub-account bears to the value of the Loan Account. Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

PARTIAL WITHDRAWALS AND SURRENDERS



After a Policy has been in force for one policy year, the policyowner may make a partial withdrawal of the Net Cash Surrender Value. The minimum amount that may be withdrawn is $500. The policyowner should specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. No more than one partial withdrawal may be made in any one policy month.



A partial withdrawal made during the Surrender Charge Period will usually result in the assessment of a portion of the surrender charges to which the Policy is subject (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Charges and Deductions and Surrender Charges) if the withdrawal is in excess of the Withdrawal Tier Amount. The Withdrawal Tier Amount is equal to 10% of the Net Cash Surrender Value determined as of the previous policy anniversary. The portion of a partial withdrawal that is considered to be in excess of the Withdrawal Tier Amount includes all previous partial withdrawals that have occurred in the current policy year. If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced(see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Charges and Deductions and Surrender Charges).



A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the value of the Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which Manulife New York receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate. Surrender of a Policy during the Surrender Charge Period will usually result in the assessment by Manulife New York of surrender charges (see DETAILED INFORMATION ABOUT THE POLICIES --POLICY VALUES -- Charges and Deductions and Surrender Charges).



CHARGES AND DEDUCTIONS


Charges under the Policy are assessed as (i) deductions from premiums, (ii) surrender charges upon surrender, partial withdrawals, decreases in face amount or lapse, (iii) monthly deductions, and (iv) other charges. These charges are described below.

DEDUCTIONS FROM PREMIUMS


Manulife New York currently makes no deduction of charges from premium payments for state and local taxes. The maximum amount of deductions for such charges which may be applicable to future premium payments is 2.35%. Manulife New York currently makes no deduction of a charge from premium payments for Federal taxes. The maximum amount of deduction for such a charge which may be applicable to future premium payments is 1.25%.


SURRENDER CHARGES


Manulife New York will assess surrender charges upon surrender, a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount, a requested decrease in face amount, or lapse. The charges will usually be assessed if any of the above transactions occurs within the Surrender Charge Period unless the charges have been previously deducted. There are two surrender charges -- a deferred underwriting charge and a deferred sales charge.


Deferred Underwriting Charge. The deferred underwriting charge is $4.50 for each $1,000 of face amount of life insurance coverage initially purchased or added by increase. In effect, the charge applies only to the first $500,000 of face amount initially purchased or the first $500,000 of each subsequent increase in face amount. Thus, the charge made in connection with any one underwriting will not exceed $2,250. The amount of the charge remains level for five years. Following the fifth year after issuance of the Policy or a face amount increase, the charge applicable to the initial face amount or increase will decrease each month by varying rates depending upon the life insured's issue age until the charge has decreased to zero. The applicable percentage of the deferred underwriting charges to which the Policy is subject is illustrated by Table 2.

The deferred underwriting charge is designed to cover the administrative expenses associated with underwriting and policy issue, including the costs of processing applications, conducting medical examinations, determining the life insured's risk class and establishing policy records.


Deferred Sales Charge. The maximum deferred sales charge is 50% of premiums paid up to a maximum number of Target Premiums that varies (from -2.00 to 2.59) according to the issue age of the life insured, the face amount at issue and the amount of any increase. This charge compensates the Company for some of the expenses of selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.



The deferred sales charge deducted in any policy year is not specifically related to sales expenses incurred in that year. Instead, the Company expects that the major portion of the sales expenses attributable to a Policy will be incurred during the first policy year, although the deferred sales charge might be deducted up to fifteen years later. Manulife New York anticipates that the aggregate amounts received under the Policies for sales charges will be insufficient to cover aggregate sales expenses. To the extent that sales expenses exceed sales charges, Manulife New York will pay the excess from its other assets or surplus, including amounts derived from the mortality and expense risks charge described below.


The Target Premium for the initial face amount is specified in the Policy. A Target Premium will be computed for each increase in face amount above the highest face amount of coverage previously in effect, and the policyowner will be advised of each new Target Premium. Target Premiums depend upon the face amount of insurance provided at issue or by an increase and the issue age and sex of the life insured. The maximum number of Target Premiums subject to the deferred sales charge varies, based on the issue age of the life insured, the face amount at issue and the amount of any increase, according to Table 1:

       TABLE 1: NUMBER OF TARGET PREMIUMS SUBJECT TO DEFERRED SALES CHARGE
              (APPLICABLE TO THE INITIAL FACE AMOUNT AND INCREASES)


          AGE     $250,000 OR     UNDER       AGE     $250,000       UNDER      AGE    $250,000        UNDER
                      MORE      $250,000              OR MORE      $250,000             OR MORE       $250,000
           0         -2.00*        1.68       30         1.56         2.15       60        2.06         2.43
           1         -0.52*        1.46       31         1.61         2.19       61        2.06         2.43
           2          0.06         1.45       32         1.67         2.23       62        2.05         2.43
           3          0.24         1.45       33         1.72         2.27       63        2.05         2.43
           4          0.62         1.46       34         1.78         2.30       64        2.05         2.42
           5          0.63         1.47       35         1.83         2.33       65        2.05         2.41
           6          0.67         1.49       36         1.86         2.38       66        2.03         2.41
           7          0.69         1.51       37         1.89         2.41       67        2.03         2.41
           8          0.72         1.52       38         1.91         2.45       68        1.96         2.41
           9          0.75         1.54       39         1.94         2.49       69        1.83         2.30
           10         0.78         1.55       40         1.96         2.52       70        1.71         2.17
           11         0.82         1.58       41         1.98         2.55       71        1.58         2.05
           12         0.85         1.60       42         2.01         2.59       72        1.46         1.92
           13         0.88         1.61       43         2.04         2.57       73        1.35         1.80
           14         0.92         1.63       44         2.06         2.55       74        1.25         1.70
           15         0.88         1.52       45         2.08         2.54       75        1.16         1.60
           16         0.90         1.53       46         2.12         2.53       76        1.08         1.50
           17         0.94         1.58       47         2.16         2.51       77        1.01         1.40
           18         0.99         1.64       48         2.20         2.50       78        0.93         1.30
           19         1.03         1.68       49         2.21         2.49       79        0.87         1.22
           20         1.07         1.72       50         2.19         2.48       80        0.82         1.14
           21         1.11         1.77       51         2.17         2.47       81        0.76         1.07
           22         1.16         1.82       52         2.16         2.47       82        0.71         1.01
           23         1.20         1.86       53         2.15         2.46       83        0.67         0.95
           24         1.25         1.91       54         2.13         2.46       84        0.62         0.89
           25         1.30         1.95       55         2.12         2.45       85        0.58         0.83
           26         1.35         1.99       56         2.10         2.44       86        0.56         0.78
           27         1.40         2.04       57         2.09         2.44       87        0.54         0.73
           28         1.46         2.08       58         2.08         2.43       88        0.52         0.68
           29         1.51         2.12       59         2.07         2.43       89        0.50         0.64
                                                                                 90        0.50         0.63

* The negative Number of Target Premiums produces a negative Deferred Sales Charge. When combined with the Deferred Underwriting Charge, the negative Deferred Sales Charge reduces the total surrender charge.

The maximum deferred sales charge will be in effect for at least the first five years of the Surrender Charge Period. After that, the portion of the deferred sales charge that remains in effect will grade down at a rate that also varies according to the issue age of the life insured until, at the end of the Surrender Charge Period, there is no deferred sales charge. The table to be used to reduce the applicable deferred sales charge during the Surrender Charge Period is set forth in Table 2 to this Prospectus. The applicable table will be set forth in each Policy and the policyowner will be informed of the table to be used in connection with sales charges on increases in face amount.


In order to determine the deferred sales charge applicable to a face amount increase, Manulife New York will treat a portion of the Policy Value on the date of increase as a premium attributable to the increase. In addition, a portion of each premium paid on or subsequent to the increase will be attributed to the increase. In each case, the portion attributable to the increase will be the ratio of the "guideline annual premium" for the increase to the sum of the guideline annual premiums for the initial face amount and all increases including the requested increase.


        TABLE 2: DEFERRED UNDERWRITING CHARGES AND DEFERRED SALES CHARGES



           TRANSACTION OCCURS
             AFTER MONTHLY
          DEDUCTION TAKEN FOR
          LAST MONTH PRECEDING         PERCENT OF DEFERRED UNDERWRITING CHARGES AND DEFERRED SALES CHARGE BY ISSUE AGE*
             END OF MONTH*                                                    AGE
                 MONTH               0-50             51              52             53             54             55+
                 -----               ----             --              --             --             --             ---
                       12            100%            100%            100%           100%            100%           100%
                       24            100%            100%            100%           100%            100%           100%
                       36            100%            100%            100%           100%            100%           100%
                       48            100%            100%            100%           100%            100%           100%
                       60            100%            100%            100%           100%            100%           100%
                       72             90%           88.89%          87.50%         85.71%          83.33%         80.00%
                       84             80%           77.78%          75.00%         71.43%          66.67%         60.00%
                       96             70%           66.67%          62.50%         57.14%          50.00%         40.00%
                      108             60%           55.56%          50.00%         42.86%          33.33%         20.00%
                      120             50%           44.44%          37.50%         28.57%          16.67%           0%
                      132             40%           33.33%          25.00%         14.28%            0%
                      144             30%           22.22%          12.50%           0%
                      156             20%           11.11%            0%
                      168             10%             0%
                      180             0%


* Months not shown may be calculated by interpolation.

The following example illustrates how deferred underwriting and deferred sales charges are calculated using data from Tables 1 and 2 above.


Assume a 36-year-old male (standard risk), whose Policy was issued at age 30, and who has paid $9,000 in premiums under a Policy with a Target Premium of $593 and a face amount of $100,000 surrenders his Policy during the last month of the sixth policy year.



A deferred underwriting charge of $405 would be assessed. The maximum deferred underwriting charge of $450 ($4.50 per $1,000 of face amount x 100) would be multiplied by the 90% listed in Table 2 as applicable to surrenders during the last month of the sixth policy year 90% x ($4.50 x 100) = $405.


A deferred sales charge of $573.73 would also be assessed. According to Table 1, the maximum number of Target Premiums subject to the deferred sales charge for a person who was 30 years old when his or her Policy with a face amount less than

$250,000 was issued would be 2.15. Thus $1,274.95 (2.15 x $593) would be the maximum amount of premiums subject to the 50% sales charge, producing a maximum sales charge of $637.48 (50% x $1,274.95 = $637.48). Because the surrender occurs during the last month of the sixth policy year, only 90% (from Table 2 for issue age 30) of the maximum sales charge remains applicable 90% x (.50 x
2.15 x $593) = $573.73.



Charges On Partial Withdrawals. Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken. The surrender charges not assessed as a result of the 10% free withdrawal provision remain in effect under the Policy and may be assessed upon surrender or lapse, other partial withdrawals, or a requested decrease in face amount. The portion of the surrender charges assessed will be based on the ratio of the amount of the withdrawal in excess of the Withdrawal Tier Amount to the Net Cash Surrender Value of the Policy less the Withdrawal Tier Amount immediately prior to the withdrawal. The surrender charges will be deducted from each Investment Account and the Guaranteed Interest Account in the same proportion as the amount of the withdrawal taken from such account bears to the total amount of the withdrawal. If the amount in the account is insufficient to pay the portion of the surrender charges allocated to that account, then the portion of the withdrawal allocated to that account will be reduced so that the withdrawal plus the portion of the surrender charges allocated to that account equal the value of that account. Units equal to the amount of the partial withdrawal taken, and surrender charges deducted, from each Investment Account will be canceled based on the value of such units determined at the end of the Business Day on which Manulife New York receives a written request for withdrawal at its Service Office.



If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced. If the death benefit is equal to the face amount at the time of withdrawal, the face amount will be reduced by the amount of the withdrawal plus the portion of the surrender charges assessed. If the death benefit is based upon the Policy Value times the applicable percentage set forth under "INSURANCE BENEFIT -- Death Benefit Options" above, the face amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the surrender charges assessed exceeds the difference between the death benefit and the face amount. Reductions in face amount resulting from partial withdrawals will not incur any surrender charges above the surrender charges applicable to the withdrawal. When the face amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in face amount, i.e., against the face amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial face amount.


Charges On Decreases In Face Amount. As with partial withdrawals, a portion of a Policy's surrender charges will be deducted upon a decrease, or a cancellation of an increase, in face amount requested by the policyowner. Since surrender charges are determined separately for the initial face amount and each face amount increase, and since a decrease in face amount will have a different impact on each level of insurance coverage, the portion of the surrender charges to be deducted with respect to each level of insurance coverage will be determined separately. Such portion will be the same as the ratio of the amount of the reduction in such coverage to the amount of such coverage prior to the reduction.


As noted under "INSURANCE BENEFIT -- Face Amount Changes," decreases are applied to the most recent increase first and thereafter to the next most recent increases successively. The charges will be deducted from the Policy Value, and the amount so deducted will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Whenever a portion of the surrender charges is deducted as a result of a decrease in face amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken.


Charges Remaining After Face Amount Decreases Or Partial Withdrawals. Each time a pro-rata deferred underwriting charge or a pro-rata deferred sales charge for a face amount decrease or for a partial withdrawal is deducted, the remaining deferred underwriting charge and deferred sales charge will be reduced proportionately.

The remaining deferred underwriting charge will be calculated using Table 2 above. The actual remaining charge will be the result of (a) divided by (b), multiplied by (c), where:

         (a) is the grading percentage applicable to the life insured's issue age and Policy duration;

         (b) is the grading percentage applicable to the life insured's issued age at the time of the last face amount decrease or partial withdrawal; and

         (c) is the remaining deferred sales charge prior to the last face amount decrease or partial withdrawal less the deferred underwriting charge deducted for that face amount decrease or partial withdrawal.

The remaining deferred sales charge will be calculated using Table 1 above. The actual remaining charge will be the result of (a) divided by (b), multiplied by
(c), where:


         (a)      is the grading percentage applicable to the Policy duration;


         (b) is the grading percentage at the time of the last face amount decrease or partial withdrawal; and

         (c) is the remaining deferred sales charge prior to the last face amount decrease or partial withdrawal less the deferred sales charge deducted for that face amount decrease or partial withdrawal.

Until the sum of premiums paid equals or exceeds the number of Target Premiums subject to deferred sales charge multiplied by the Target Premium, subsequent premium payments will increase the remaining deferred sales charge.

MONTHLY DEDUCTIONS


Each month a deduction consisting of an administration charge, a charge for the cost of insurance, a charge for mortality and expense risks, and charge(s) for any supplementary benefit(s) (see DETAILED INFORMATION ABOUT THE POLICIES --OTHER PROVISIONS -- Supplementary Benefits) is deducted from Policy Value. The monthly deduction will be allocated among the Investment Accounts and (other than the mortality and expense risks charge) the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Monthly deductions due prior to the effective date will be taken on the effective date instead of the dates they were due. If the Policy is still in force when the life insured attains age 100, no further monthly deductions will be taken from the Policy Value.


ADMINISTRATION CHARGE

The monthly administration charge is $35 until the first anniversary and, thereafter, $10 (the right is reserved to increase the administration charge by an additional amount up to $.01 per $1,000 of face amount per month). The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various charges permitted under a Policy.


COST OF INSURANCE CHARGE



The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate is based on the life insured's issue age, the duration of the coverage, sex and risk class. The rate is determined separately for the initial face amount and for each increase in face amount. Cost of insurance rates will generally increase with the life insured's age. Any additional ratings as indicated in the Policy will be added to the cost of insurance rate.



The cost of insurance rates used by Manulife New York reflect its expectations as to future mortality experience as based on current experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of life insureds. In no event will the cost of insurance rate exceed the guaranteed rate set forth in the Policy except to the extent that an extra rate is imposed because of an additional rating applicable to the life insured. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables.


The net amount at risk to which the cost of insurance rate is applied is the difference between the death benefit, divided by 1.0032737 (a factor which reduces the net amount at risk for cost of insurance charge purposes by taking into account assumed monthly earnings at an annual rate of 4%), and the Policy Value. Because different cost of insurance rates may apply to different levels of insurance coverage, the net amount at risk will be calculated separately for each level of insurance coverage. When the Option 1 death benefit is in effect, for purposes of determining the net amount at risk applicable to each level of insurance coverage, the Policy Value is attributed first to the initial face amount and then, if the Policy Value is greater than the initial face amount, to each increase in face amount in the order made.

Because the calculation of the net amount at risk is different under the death benefit options when more than one level of insurance coverage is in effect, a change in the death benefit option may result in a different net amount at risk for each level of insurance coverage than would have occurred had the death benefit option not been changed. Since the cost of insurance is calculated separately for each level of insurance coverage, any change in the net amount at risk for a level of insurance coverage resulting from a change in the death benefit option may affect the amount of the charge for the cost of insurance. Partial withdrawals and decreases in face amount will also affect the manner in which the net amount at risk for each level of insurance coverage is calculated.


MORTALITY AND EXPENSE RISKS CHARGE



Manulife New York deducts a monthly charge from the Policy Value for the mortality and expense risks it assumes under the Policies. This charge is made at the beginning of each policy month at a rate of 0.075% through the later of the tenth anniversary of the Policy and the policyowner's attained age of 60 and, thereafter, 0.0375%. It is assessed against the value of the policyowner's Investment Accounts by cancellation of units in the same proportion as the value of each Investment Account bears to the total value of the Investment Accounts. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than the Company estimated. Manulife New York estimates that virtually all of the mortality and expense risks charge currently relates to expense risks. Manulife New York will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.


OTHER CHARGES


Currently, Manulife New York makes no charge against the Separate Account for Federal, state or local taxes that may be attributable to the Separate Account or to the operations of the Company with respect to the Policies. However, if Manulife New York incurs any such taxes, it may make a charge therefor.



Charges will be imposed on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve in a policy year and a $5 charge for each Dollar Cost Averaging transfer when Policy Value does not exceed $15,000 (See DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES
-- Transfers of Policy Value).


The Separate Account purchases shares of Portfolios at net asset value. The net asset value of those shares reflects the following investment management fees and expenses:


                                  MANAGEMENT      OTHER           TOTAL TRUST
MANULIFE TRUSTS                      FEES        EXPENSES       ANNUAL EXPENSES
--------------------------------------------------------------------------------
Pacific Rim Emerging Markets..      0.850%        0.570%            1.420%
Science & Technology..........      1.100%        0.160%            1.260%
International Small Cap.......      1.100%        0.210%            1.310%
Emerging Growth...............      1.050%        0.060%            1.110%
Pilgrim Baxter Growth.........      1.050%        0.130%            1.180%
Small/Mid Cap.................      1.000%        0.050%            1.050%
International Stock...........      1.050%        0.330%            1.380%
Worldwide Growth..............      1.000%        0.320%            1.320%
Global Equity.................      0.900%        0.110%            1.010%
Small Company Value...........      1.050%        0.100%*           1.150%
Equity........................      0.750%        0.050%            0.800%
Growth........................      0.850%        0.100%            0.950%
Quantitative Equity...........      0.700%        0.070%            0.770%
Blue Chip Growth..............      0.925%        0.050%            0.975%
Real Estate Securities........      0.700%        0.070%            0.770%
Value.........................      0.800%        0.160%            0.960%
International Growth and
Income........................      0.950%        0.170%            1.120%
Growth and Income.............      0.750%        0.040%            0.790%
Equity-Income.................      0.800%        0.050%            0.850%
Balanced......................      0.800%        0.080%            0.880%
Aggressive Asset Allocation...      0.750%        0.150%            0.900%
High Yield....................      0.775%        0.110%            0.885%
Moderate Asset Allocation.....      0.750%        0.100%            0.850%
Conservative Asset Allocation.      0.750%        0.140%            0.890%
Strategic Bond................      0.775%        0.100%            0.875%
Global Government Bond........      0.800%        0.130%            0.930%
Capital Growth Bond...........      0.650%        0.080%            0.730%
Investment Quality Bond.......      0.650%        0.090%            0.740%
U.S. Government Securities....      0.650%        0.070%            0.720%
Money Market .................      0.500%        0.040%            0.540%
Lifestyle Aggressive 1000#....          0%        1.116%**          1.116%
Lifestyle Growth 820#.........          0%        1.048%**          1.048%
Lifestyle Balanced 640#.......          0%        0.944%**          0.944%
Lifestyle Moderate 460#.......          0%        0.850%**          0.850%
Lifestyle Conservative 280#...          0%        0.708%**          0.708%



*Based on estimates of payments to be made during the current fiscal year. **Reflects expenses of the Underlying Portfolios. Manufacturers Securities Services, LLC has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be .04% higher (based on expenses of the Lifestyle Trusts for the fiscal year December 31, 1997) as noted in the chart below:


                                MANAGEMENT     OTHER            TOTAL TRUST
MANULIFE TRUSTS                    FEES       EXPENSES        ANNUAL EXPENSES
--------------------------------------------------------------------------------
Lifestyle Aggressive 1000.....      0%         1.156%             1.156%
Lifestyle Growth 820..........      0%         1.088%             1.088%
Lifestyle Balanced 640........      0%         0.984%             0.984%
Lifestyle Moderate 460........      0%         0.890%             0.890%
Lifestyle Conservative 280....      0%         0.748%             0.748%


#Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will, in addition to its own expenses, such as certain Other Expenses, bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses.

Detailed information concerning such fees and expenses is set forth under the caption "Management of The Trust" in the Prospectus for Manufacturers Investment Trust that accompanies this Prospectus.


THE GENERAL ACCOUNT


By virtue of exclusionary provisions, interests in the general account of Manulife New York have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in a prospectus.



The general account of Manulife New York consists of all assets owned by the Company other than those in its separate accounts. Subject to applicable law, Manulife New York has sole discretion over the investment of the assets of the general account.



A policyowner may elect to allocate net premiums to the Guaranteed Interest Account or to transfer all or a portion of the Policy Value to the Guaranteed Interest Account from the Investment Accounts. Transfers from the Guaranteed Interest Account to the Investment Accounts are subject to restrictions (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Transfers of Policy Value and Policy Value). Manulife New York will hold the reserves required for any portion of the Policy Value allocated to the Guaranteed Interest Account in its general account. However, an allocation of Policy Value to the Guaranteed Interest Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manulife New York guarantees that the Policy Value in the Guaranteed Interest Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. The Company may, at its sole discretion, credit a higher rate of interest, although it is not obligated to do so. The policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year.


OTHER GENERAL POLICY PROVISIONS

POLICY DEFAULT


Unless the No Lapse Guarantee or Death Benefit Guarantee is in effect, a Policy will go into default if the Policy's Net Cash Surrender Value at the beginning of any policy month would go below zero after deducting the monthly deductions then due. Manulife New York will notify the policyowner of the default and will allow a 61-day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero at the date of default, plus the monthly deductions due at the date of default and at the beginning of each of the two policy months thereafter, based on the Policy Value at the date of default. If the required payment is not received by the end of the grace period, the Policy will terminate and the Net Cash Surrender Value as of the date of default less the monthly deductions then due will be paid to the policyowner. If the life insured should die during the grace period following a Policy's going into default, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit payable will be reduced by any outstanding monthly deductions due at the time of death.

POLICY REINSTATEMENT

A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

         (a)      The life insured's risk class is standard or preferred.

         (b)      The life insured's attained age is less than 46.

A policyowner can reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

         (a) The Policy must not have been surrendered for its Net Cash Surrender Value at the request of the policyowner;


         (b) Evidence of the life insured's insurability satisfactory to Manulife New York is furnished to it;



         (c) A premium equal to the payment required during the 61-day grace period following default to keep the Policy in force is paid to Manulife New York; and



         (d) An amount equal to any amounts paid by Manulife New York in connection with the termination of the Policy is repaid to Manulife New York.



If the reinstatement is approved, the date of reinstatement will be the later of the date of the policyowner's written request or the date the required payment is received at the Manulife New York Service Office.


MISCELLANEOUS POLICY PROVISIONS


Beneficiary. One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes -- primary, secondary and final. Thereafter the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manulife New York in a form satisfactory to it unless an irrevocable designation has been elected. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.



Incontestability. Manulife New York will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the issue date. It will not contest the validity of an increase in face amount or the addition of a supplementary benefit after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.



Misstatement of Age Or Sex. If the life insured's stated age or sex or both in the Policy are incorrect, Manulife New York will change the face amount of insurance so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have bought for the correct age and sex.



Suicide Exclusion. If the life insured dies by suicide within two years from the issue date, Manulife New York will pay only the premiums paid less any partial withdrawals of the Net Cash Surrender Value and any amount in the Policy Debt. If the life insured should die by suicide within two years after a face amount increase, the death benefit for the increase will be limited to the monthly deduction for the increase.



Assignment. Manulife New York will not be bound by an assignment until it receives a copy of it at its Service Office. Manulife New York assumes no responsibility for the validity or effects of any assignment.

Conversion Privilege. The policyowner may effectively convert his or her policy at any Policy Anniversary, to a fixed paid-up benefit, without evidence of insurability. The Policy Value, other values based thereon, the Investment Account values and the Death Benefit Guarantee will be determined as of the Business Day on which the Company receives the written request for conversion. The basis for determining the Policy Value will be the Commissioners 1980 Standard Ordinary Smoker or Non-Smoker Mortality Table and an interest rate of 4% per year. The Flexible Premium Variable Life coverage cannot be reinstated after the date of conversion.


OTHER PROVISIONS

SUPPLEMENTARY BENEFITS


Subject to state approval and certain requirements, one or more supplementary benefits may be added to a Policy, including those providing term insurance for additional insureds, providing supplementary insurance options, providing accidental death coverage, waiving monthly deductions upon disability, and, in the case of corporate-owned Policies, permitting a change of the life insured. More detailed information concerning supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Monthly Deductions).



PAYMENT OF PROCEEDS



As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, partial withdrawals, Net Cash Surrender Value or any insurance benefit within seven days after receipt at the Manulife New York Service Office of all the documents required for such a payment.



The Company may delay the payment of any policy loans, partial withdrawals, Net Cash Surrender Value or the portion of any insurance benefit that depends on the Guaranteed Interest Account value for up to six months; otherwise the Company may delay payment for any period during which (i) the New York Stock Exchange is closed for trading (except for normal holiday closings) or trading on the New York Stock Exchange is otherwise restricted; or (ii) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or (iii) the SEC permits a delay for the protection of policyowners. Also, transfers may be denied under the circumstances stated in clauses (i), (ii) and (iii) above and under the circumstances previously set forth (see DETAILED INFORMATION ABOUT THE POLICIES -- POLICY VALUES -- Transfers of Policy Value).


REPORTS TO POLICYOWNERS


Within 30 days after each policy anniversary, Manulife New York will send the policyowner a statement showing, among other things, the amount of the death benefit, the Policy Value and its allocation among the Investment Accounts, the Guaranteed Interest Account and the Loan Account, the value of the units in each Investment Account to which the Policy Value is allocated, any Loan Account balance and any interest charged since the last statement, the premiums paid and policy transactions made during the period since the last statement and any other information required by law.


Within 10 days after any transaction involving purchase, sale, or transfer of units of Investment Accounts, a confirmation statement will be sent.


Each policyowner will also be sent an annual and a semi-annual report for Manufacturers Investment Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.


MISCELLANEOUS MATTERS

PORTFOLIO SHARE SUBSTITUTION


Although Manulife New York believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife New York may seek to substitute the shares of another

Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and the New York Department of Insurance may be required.



Manulife New York also reserves the right to combine other separate accounts with the Separate Account to establish additional sub-accounts within the Separate Account, to operate the Separate Account as a management investment company or other form permitted by law, to transfer assets from this Separate Account to another separate account and from another separate account to this Separate Account, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable Federal and New York state law.


The investment objectives of the Separate Account will not be changed materially without first filing the change with the Insurance Commissioner of the State of New York. Policyowners will be advised of any such change at the time it is made.

FEDERAL INCOME TAX CONSIDERATIONS


The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the IRS. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.



The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on its tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.



TAX STATUS OF THE POLICY



Section 7702 of the Code sets forth a definition of a life insurance contract for Federal tax purposes. The Secretary of Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.


With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.


Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through Manufacturers Investment Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how Manufacturers Investment Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.


In certain circumstances, owners of variable life insurance Policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets."


The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more Portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.


TAX TREATMENT OF POLICY BENEFITS



In General. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the beneficiary under
Section 101(a)(1) of the Code.



Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, a change of insured, the addition of an accelerated death benefit rider, or an assignment of the Policy may have Federal income tax consequences. In addition, Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary. Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC. Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether the Policy is or is not a MEC.


Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.


Because of the Policy's flexibility, classification as a Modified Endowment Contract ("MEC") will depend on the individual circumstances of each Policy. In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven policy years exceed the sum of the net level premiums which would have been paid on or before such time if Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a MEC after a material change generally depends upon the relationship of the death benefit and Policy Value at the time of such change and the additional premiums paid in the seven years following the material change. If a premium is received which would cause the Policy to become a MEC within 23 days of the next policy anniversary, the Company will not apply the portion of the premium which would cause MEC status (excess premium) to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next policy anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If, in connection with the application or issue of the Policy, the policyowner acknowledges that the Policy is or will become a MEC, excess premiums that would cause MEC status will be credited as of the date received.


Further, if a transaction occurs which reduces the face amount of the Policy during the first seven years, the Policy will be retested retroactive to the date of purchase, to determine compliance with the seven-pay test based on the lower face amount. As well, if a reduction of the face amount occurs within seven years of a material change, the Policy will be retested for compliance retroactive to the date of the material change. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven-pay test.



The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.



Distributions From Policies Classified As Modified Endowment Contracts. Policies classified as MECs will be subject to the following tax rules: First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan. Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions upon surrender) from, or loans taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the policyowner attains age 59 1/2, is attributable to the policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.



Distributions From Policies Not Classified As Modified Endowment Contracts. A distribution from a Policy that is not a MEC is generally treated as a tax-free recovery by the policyowner of the investment in the Policy (described below) to the extent of such investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the investment in the Policy. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.



Loans from, or secured by, a Policy that is not a MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. Select Loans may, however, be treated as a distribution.



Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a MEC are subject to the 10% additional tax.


Policy Loan Interest. Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. In addition, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceeds $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.


If a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed policy cash values. Section 264(f) does not apply if the insurance is on a single life and the life insured is a 20% (or more) owner of the taxpayer-entity, or is an officer, employee, or former employee of the taxpayer.

The portion of the interest expense that is allocable to unborrowed policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed policy cash values under such life insurance policies bears to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the owner, but is the direct or indirect beneficiary under the contract, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed policy cash values can't exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

Investment In The Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which has been excluded from gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.



Multiple Policies. All MECs that are issued by the Company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.


THE COMPANY'S TAXES

As a result of the Omnibus Budget Reconciliation Act of 1990, insurance companies are generally required to capitalize and amortize certain policy acquisition expenses over a 10-year period rather than currently deducting such expenses. This treatment applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for the Company. The Company makes a charge to premiums to compensate it for the anticipated higher corporate income taxes.


At the present time, the Company makes no charge to the Separate Account for any Federal, state or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.



DISTRIBUTION OF THE POLICY



MSS, a Delaware limited liability company whose principal offices are located at 73 Tremont Street, Boston, Massachusetts 02108, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manulife New York. MSS is a subsidiary of Manulife North
America, the ultimate parent of which is Manulife, a Canadian mutual life insurance company. MSS is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as an insurance agent of Manulife New York. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with MSS who are also licensed by the New York State Insurance Department and appointed with Manulife New York. The gross first-year compensation paid by the Company, consisting of commission, expense allowance and General Agent override, if applicable, will not exceed 99% of premiums paid up to the Target Premium and a total of 3% of the excess thereof. Additionally, the Company may pay renewal compensation consisting of commissions and expense allowance, totaling 3% of premiums paid in years 2 to 15, and 2% thereafter, plus 0.15% of the Policy Value per annum after the third anniversary.



RESPONSIBILITIES ASSUMED BY MANULIFE NEW YORK AND MSS



Manulife New York has entered into an agreement with MSS pursuant to which MSS will pay selling broker dealers maximum commission and expense allowance payments pursuant to limitations imposed by New York Insurance Law. Manulife New York will prepare and maintain all books and records required to be prepared and maintained by MSS with respect to the Policies and such other policies, and send all confirmations required to be sent by MSS with respect to the Policies and such other policies. Manulife New York will pay MSS for expenses incurred and services performed by MSS under the terms of the agreement in such amounts and at such times as agreed to by the parties.



Manulife has also entered into a Service Agreement with Manulife New York pursuant to which Manulife or its designee will provide to Manulife New York all issue, administrative, general services and recordkeeping functions on behalf of Manulife New York with respect to all of its insurance policies including the Policies.



Finally, Manufacturers USA has entered into a reinsurance agreement with Manulife New York under which Manufacturers USA automatically reinsures policies issued by Manulife New York, such that total risk to Manulife New York is limited to $100,000 for the life of the insured.

VOTING RIGHTS


As stated above, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of Manufacturers Investment Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts.



Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable Federal securities laws or regulations change so as to permit Manulife New York to vote shares held in the Separate Account in its own right, it may elect to do so.



The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Manufacturers Investment Trust. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.



Manulife New York may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, Manulife New York itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable Federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.



DIRECTORS AND OFFICERS OF MANULIFE NEW YORK



The Directors and Officers of Manulife New York, together with their principal occupations during the past few years, are as follows:



NAME, ADDRESS AND AGE          POSITION WITH THE                    PRINCIPAL OCCUPATION
                               COMPANY
Bruce Avedon                   Director*                            Consultant (self-employed).
6601 Hitching Post Lane
Cincinnati, OH  45230
Age:68

John D. DesPrez III            Director*                            Senior Vice  President,  Annuities,  Manulife,
73 Tremont Street                                                   September 1996 to present; Director and
Boston, MA  02108                                                   President, Manulife North America, September
Age: 40                                                             1996 to present; Vice President, Mutual
                                                                    Funds, Manulife, January, 1995 to September
                                                                    1996; President and Chief Executive Officer,
                                                                    North American Funds, March 1993 to
                                                                    September 1996; Vice President and General
                                                                    Counsel, Manulife North America, January
                                                                    1991 to June 1994.


Stephanie Elliman              Vice President and Chief             Chief  Administration  Officer,  Manulife  New
Corporate Center at Rye        Administration Officer               York,   August   1993:   Manager,    Marketing
555 Theodore Fremd Ave.                                             Specialists, WLA, 1991 to August 1993.
Rye, NY  10580
Age: 50

Ruth Ann Flemming              Director*                            Homemaker.
145 Western Drive
Short Hills, NJ  07078
Age: 39


NAME, ADDRESS AND AGE          POSITION WITH THE                    PRINCIPAL OCCUPATION
                               COMPANY
Bruce Gordon                   Director*                            Senior Vice  President,  North  American Group
200 Bloor Street East                                               Pensions, Manulife.
Toronto, Ontario, Canada
M4W 1E5
Age:53

Tracy A. Kane                  Secretary and Counsel                Assistant    Vice   President   and   Counsel,
73 Tremont Street                                                   Manulife   North   America,   April   1993  to
Boston, MA  02108                                                   present; Counsel, Fidelity Investments,  prior
Age: 36                                                             to April 1993.

Theodore Kilkuskie             Director*                            Senior   Vice   President,   U.S.   Individual
73 Tremont Street                                                   Insurance,  Manulife,  June  1995 to  present;
Boston, MA  02108                                                   Executive Vice President, Mutual Fund Sales
Age 42                                                              & Marketing, State Street Research &
                                                                    Management, March 1994 to May 1995; Vice
                                                                    President, Mutual Fund Sales & Marketing,
                                                                    MetLife, prior to March 1994.

David W. Libbey                Treasurer                            Vice   President,   Finance,   Manulife  North
73 Tremont Street                                                   America,  June 1997 to present; Vice President
Boston, MA  02108                                                   and  Actuary,   Second  Vice   President   and
Age: 49                                                             Actuary,  Paul Revere  Insurance  Group,  June
                                                                    1970 to March 1997.


Neil M. Merkl, Esq.            Director*                            Attorney   (self-employed),   April   1994  to
35-35 161st Street                                                  present;  Partner, Wilson Elser, Etc., 1979 to
Flushing, NY  11358                                                 1994.
Age:66


Robert C. Perez, Ph.D.         Director*                            Associate  Professor,   Iona  College,   Hagen
715 North Ave.                                                      Business School.
New Rochelle, NY  01801
Age:70

John Richardson                Director and Chairman of the Board   Executive Vice President and General  Manager,
200 Bloor Street East          of Directors*                        U.S.  Operations,  Manulife,  January  1995 to
Toronto, Ontario, Canada                                            present;  Senior  Vice  President  and General
M4W 1E5                                                             Manager,  Canadian Operations,  Manulife, June
Age:59                                                              1992 to January 1995;  Senior Vice  President,
                                                                    Financial  Services,  Manulife,  prior to June
                                                                    1992.

James K. Robinson              Director*                            Attorney,  Assistant Secretary,  Eastman Kodak
7 Summit Drive                                                      Company.
Rochester, NY  14620
Age:70

A. Scott Logan                 Director* and President              Director    and    President,    Wood    Logan
1455 East Putnam Ave.                                               Associates,  Inc.  Senior Vice  President  and
Old Greenwich, CT  06870                                            National  Marketing  Director,   Massachusetts
Age: 59                                                             Financial Services.


John G. Vrysen                 Vice President and Chief Actuary     Vice  President and Chief  Financial  Officer,
73 Tremont Street                                                   U.S.  Operations,  Manulife,  January  1996 to
Boston, MA  02108                                                   present;  Vice  President  and Chief  Actuary,
Age: 42                                                             Manulife North America.



*Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.

STATE REGULATIONS


Manulife New York is subject to regulation and supervision by the New York Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.



Manulife New York is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.


PENDING LITIGATION


No litigation is pending that would have a material effect upon the Separate Account or Manufacturers Investment Trust.


ADDITIONAL INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington, D.C. upon payment of the prescribed fee.


For further information you may also contact Manulife New York's Service Office.


LEGAL MATTERS


The legal validity of the policies has been passed on by Tracy Anne Kane Esq., Secretary and Counsel of Manulife New York. Jones & Blouch L.L.P., Washington, D.C., has passed on certain matters relating to the Federal securities laws.


EXPERTS


The financial statements of Manulife New York at December 31, 1997 and 1996 and for the years then ended appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.



The statements of income, changes in shareholder's equity and cash flows of Manulife New York for the year ended December 31, 1995, appearing in this prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


YEAR 2000 ISSUES

Like other business organizations and individuals, the Company would be adversely affected if its computer systems and those of its service providers do not properly process and calculate date-related information and data from and after January 1, 2000. The Company is completing an assessment of the Year 2000 impact on its systems and business processes. Management believes that the Company will complete its Year 2000 project for all critical systems and processes by September 30, 1998, prior to any anticipated impact on the critical systems and processes.

The date on which the Company believes it will complete the Year 2000 project is based on management's best estimates, which were derived utilizing numerous assumptions of future events. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer code, and other similar uncertainties.

                              FINANCIAL STATEMENTS


The financial statements of Manulife New York included herein should be considered only as bearing upon the ability of Manulife New York to meet its obligations under the Policies.

                        CONSOLIDATED FINANCIAL STATEMENTS


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK



                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      WITH REPORTS OF INDEPENDENT AUDITORS

                                   AUDITED FINANCIAL STATEMENTS

                                   THE MANUFACTURERS LIFE
                                   INSURANCE COMPANY OF NEW YORK

                                   Years ended December 31, 1997, 1996 and 1995

              The Manufacturers Life Insurance Company of New York

                          Audited Financial Statements


                  Years ended December 31, 1997, 1996 and 1995




                                    CONTENTS

Report of Independent Auditors.......................................1

Audited Financial Statements

Balance Sheets.......................................................3
Statements of Income.................................................4
Statements of Changes in Shareholder's Equity........................5
Statements of Cash Flows.............................................6
Notes to Financial Statements........................................7

                         Report of Independent Auditors


The Board of Directors and Shareholder
The Manufacturers Life Insurance Company of New York


We have audited the accompanying balance sheets of The Manufacturers Life Insurance Company of New York (formerly First North American Life Assurance Company and hereinafter referred to as the Company) as of December 31, 1997 and 1996, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



February 18, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Shareholder of
The Manufacturers Life Insurance Company of New York:

We have audited the accompanying statements of income, changes in shareholder's equity and cash flows of The Manufacturers Life Insurance Company of New York (formerly First North American Life Assurance Company) for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Manufacturers Life Insurance Company of New York for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 40 (FIN 40) and Statement of Financial Accounting Standards No. 120 (SFAS 120), which required implementation of several accounting pronouncements not previously adopted. The effects of adopting FIN 40 and SFAS 120 were retroactively applied to the Company's previously issued financial statements, consistent with the implementation guidance of those standards.





Boston, Massachusetts
January 22, 1998

              The Manufacturers Life Insurance Company of New York

                                 Balance Sheets

                                                                                    DECEMBER 31
                                                                            1997                   1996
                                                                   -----------------------------------------------
ASSETS
Investments:
   Fixed maturities available-for-sale, at fair value                     $129,150,862          $  83,466,225
   Short-term investments                                                    9,998,179              3,984,370
   Policy loans                                                                398,270                183,070
                                                                   -----------------------------------------------
                                                                           139,547,311             87,633,665

Cash and cash equivalents                                                    1,431,114              4,104,731
Accrued investment income                                                    2,401,173              1,528,000
Deferred policy acquisition costs                                           28,363,714             20,208,071
Other assets                                                                   231,211                152,140
Separate account assets                                                    597,193,343            361,309,525
                                                                   -----------------------------------------------

Total assets                                                              $769,167,866           $474,936,132
                                                                   ===============================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Policyholder funds                                                    $  86,611,035          $  80,033,667
   Payable to affiliates                                                     4,345,038              2,016,646
   Deferred tax liability                                                    2,269,418              1,935,001
   Other liabilities                                                           987,521                872,306
   Separate account liabilities                                            597,193,343            361,309,525
                                                                   -----------------------------------------------
Total liabilities                                                          691,406,355            446,167,145

Shareholder's equity:
   Common stock (shares authorized, issued and outstanding:
     2,000,000; par value $1)                                                2,000,000              2,000,000
   Additional paid-in capital                                               72,530,624             24,800,000
   Unrealized appreciation on available-for-sale securities                  1,095,152                419,378
   Retained earnings                                                         2,135,735              1,549,609
                                                                   -----------------------------------------------
Total shareholder's equity                                                  77,761,511             28,768,987
                                                                   -----------------------------------------------

Total liabilities and shareholder's equity                                $769,167,866           $474,936,132
                                                                   ===============================================

See accompanying notes.

              The Manufacturers Life Insurance Company of New York

                              Statements of Income


                                                                   YEARS ENDED DECEMBER 31
                                                      1997                    1996                   1995
                                            ------------------------------------------------------------------------
Revenues:
   Fees from separate account and
     policyholder funds                             $  7,395,201           $  4,761,702             $3,139,174
   Net investment income                               6,716,053              5,224,209              4,767,914
   Net realized investment gain                          769,361                 88,772                466,164
                                            ------------------------------------------------------------------------
                                                      14,880,615             10,074,683              8,373,252

Benefits and expenses:
   Benefits to policyholders                           4,746,668              4,189,360              4,734,027
   Amortization of deferred policy
     acquisition costs                                 3,393,073              2,318,595              1,162,044
   Other insurance expenses                            5,845,047              1,191,984              1,193,232
                                            ------------------------------------------------------------------------
                                                      13,984,788              7,699,939              7,089,303
                                            ------------------------------------------------------------------------

Income before provision for income taxes                 895,827              2,374,744              1,283,949

Provision for income taxes
  Current                                                339,161                612,686                101,510
  Deferred                                               (29,460)               220,079                349,000
                                            ------------------------------------------------------------------------
                                                         309,701                832,765                450,510
                                            ------------------------------------------------------------------------

Net income                                          $    586,126           $  1,541,979             $  833,439
                                            ========================================================================

See accompanying notes.

              The Manufacturers Life Insurance Company of New York

                  Statements of Changes in Shareholder's Equity

                  Years ended December 31, 1997, 1996 and 1995

                                                                                  UNREALIZED
                                                                               APPRECIATION ON     RETAINED              TOTAL
                                                              ADDITIONAL     AVAILABLE-FOR-SALE    EARNINGS          SHAREHOLDER'S
                                         COMMON STOCK       PAID-IN CAPITAL      SECURITIES       (DEFICIT)             EQUITY
                                        --------------     ---------------    -----------------  --------------    ----------------
Balance at December 31, 1994, as
   previously reported                   $  2,000,000        $  8,500,000                           $(2,396,360)       $ 8,103,640
     Cumulative effect of applying
       new basis of accounting                                                  $   (567,943)          1,570,551         1,002,608
                                         ------------        ------------        -----------        -----------        -----------
Balance at January 1, 1995                  2,000,000           8,500,000           (567,943)          (825,809)         9,106,248
   Capital contribution                                         3,000,000                                                3,000,000
   Net income                                                                                           833,439            833,439
   Change in unrealized
     appreciation of available-
     for-sale securities, net of
     tax and adjustment for DPAC                                                   2,272,070                             2,272,070
                                         ------------        ------------        -----------        -----------        -----------
Balance at December 31, 1995                2,000,000          11,500,000          1,704,127              7,630         15,211,757
   Capital contribution                                        13,300,000                                               13,300,000
   Net income                                                                                         1,541,979          1,541,979
   Change in unrealized
     appreciation of available-
     for-sale securities, net of
     tax and adjustment for DPAC                                                  (1,284,749)                           (1,284,749)
                                         ------------        ------------        -----------        -----------        -----------
Balance at December 31, 1996                2,000,000          24,800,000            419,378          1,549,609         28,768,987
   Capital contribution                                        47,730,624                                               47,730,624
   Net income                                                                                           586,126            586,126
   Change in unrealized
     appreciation of available-
     for-sale securities, net of
     tax and adjustment for DPAC                                                     675,774                               675,774
                                         ------------        ------------        -----------        -----------        -----------

Balance at December 31, 1997             $  2,000,000        $ 72,530,624        $ 1,095,152        $ 2,135,735        $77,761,511
                                         ============        ============        ===========        ===========        ===========

See accompanying notes.

              The Manufacturers Life Insurance Company of New York

                            Statements of Cash Flows

                                                                       YEARS ENDED DECEMBER 31
                                                            1997                1996                1995
                                                      --------------------------------------------------------
OPERATING ACTIVITIES
Net income                                             $       586,126       $   1,541,979        $    833,439
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
     Amortization of bond discount and premium                 333,012             141,447              46,319
     Net realized investment gain                             (769,361)            (88,772)           (466,164)
     Deferred income tax provision                             (29,460)            220,079             349,000
     Amortization of deferred policy acquisition             3,393,073           2,318,595           1,162,044
       costs
     Policy acquisition costs deferred                     (11,684,074)         (7,224,022)         (5,481,175)
     Return credited to policyholders and other
       benefits                                              4,746,668           4,189,360           4,734,027
     Changes in assets and liabilities:
       Accrued investment income                              (873,173)             (6,987)         (1,191,261)
       Other assets                                            (79,071)            195,420              68,994
       Payable to affiliates                                 2,328,392             864,422             327,843
       Other liabilities                                       115,215            (152,572)            580,171
                                                       -------------------------------------------------------
Net cash (used in) provided by operating activities         (1,932,653)          1,998,949             963,237

INVESTING ACTIVITIES
Purchase of fixed maturities                              (103,382,988)        (41,409,440)        (69,601,388)
Proceeds from fixed maturities sold, matured or             59,307,170          31,658,755          18,834,870
   repaid
Net change in short-term investments                        (6,011,270)         (3,984,370)
Net change in policy loans                                    (215,200)           (115,747)            (67,323)
                                                       -------------------------------------------------------
Net cash used in investing activities                      (50,302,288)        (13,850,802)        (50,833,841)

FINANCING ACTIVITIES
Receipts credited to policyholder funds                     17,212,556          18,408,172          40,048,872
Return of policyholder funds                               (15,381,856)        (24,676,276)         (1,915,371)
Change in notes payable                                                         (2,000,000)          2,000,000
Capital contribution                                        47,730,624          13,300,000           3,000,000
                                                       -------------------------------------------------------
Net cash provided by financing activities                   49,561,324           5,031,896          43,133,501
                                                       -------------------------------------------------------

Net decrease in cash and cash equivalents                   (2,673,617)         (6,819,957)         (6,737,103)
Cash and cash equivalents at beginning of year               4,104,731          10,924,688          17,661,791
                                                       -------------------------------------------------------

Cash and cash equivalents at end of year               $     1,431,114       $   4,104,731        $ 10,924,688
                                                       =======================================================


See accompanying notes.

              The Manufacturers Life Insurance Company of New York

                          Notes to Financial Statements

                                December 31, 1997



1.  ORGANIZATION

The Manufacturers Life Insurance Company of New York (formerly First North American Life Assurance Company and hereinafter referred to as the Company), a stock life insurance company, was organized on February 10, 1992 under the laws of the state of New York. Subsequently, on July 22, 1992, the Company was granted a license by the New York State Insurance Department. The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America (formerly North American Security Life Insurance Company and hereinafter referred to as MNA or the Parent).

On January 1, 1996, North American Life Assurance Company (NAL), the previous owner of the Parent, merged with The Manufacturers Life Insurance Company (MLI). The surviving company conducts business under the name, "The Manufacturers Life Insurance Company."

Concurrent with the merger, the Company's Parent went through a corporate restructuring which resulted in the formation of a newly organized holding corporation, Manulife Wood Logan Holding Company, Inc. (formerly NAWL Holding Company, Inc. and hereinafter referred to as MWL). At that time, all of the assets and liabilities of MNA and its subsidiaries, the Company and NASL Financial Services, Inc. (NASL Financial), were transferred from MLI to MWL. In addition, MLI's 20.2% ownership interest in Wood Logan Associates, Inc. (Wood Logan) was transferred to MWL. In exchange, MLI received all Class A shares of MWL common stock. On January 1, 1997, MLI contributed 62.5% of its 85% ownership interest to its indirect wholly-owned subsidiary, The Manufacturers Life Insurance Company (U.S.A.). Effective December 18, 1997, MLI transferred its remaining 22.5% interest to MRL Holding, LLC, a newly formed Delaware limited liability company.

Also effective January 1, 1996, as part of the restructuring, the remaining 79.8% of Wood Logan was purchased by MWL. In exchange for the remaining shares of Wood Logan, certain employees and former owners of Wood Logan received Class B voting shares of MWL representing a 15% ownership interest. Until October 1, 1997, Wood Logan was the promotional agent for the sale of the insurance products of the Company and MNA.

              The Manufacturers Life Insurance Company of New York

1.  ORGANIZATION (CONTINUED)

On December 22, 1995, the New York State Insurance Department approved the application submitted by MLI to acquire control of the Company subject to commitment letters given to the Department by MNA and the Company. As part of the agreement, MLI contributed $13,300,000 of additional surplus to the Company in 1996.

On April 17, 1997, a revised plan of operation was submitted to the New York State Insurance Department in connection with the Company's intention to expand its product offerings. On October 21, 1997, the Company received approval of the revised plan including modifications from the New York State Insurance Department, and as part of the agreement, MNA contributed $47,730,624 in support of the new plan of operations.

The Company issues variable annuity and individual life insurance contracts in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate account of the Company. The separate account assets are invested in shares of the Manufacturers Investment Trust (formerly NASL Series Trust and hereinafter referred to as
MIT), a no-load, open-end management investment company organized as a Massachusetts business trust.

Prior to October 1, 1997, NASL Financial acted as investment adviser to MIT and as principal underwriter of the annuity contracts issued by the Company. NASL Financial had an agreement with Wood Logan to act as the promotional agent for the sale of the annuity contracts.

Effective October 1, 1997, Manufacturers Securities Services, LLC (MSS), an affiliate of the Company, replaced NASL Financial as the investment advisor to MIT and as the principal underwriter of the annuity contracts. Wood Logan provides marketing services for the sale of annuity contracts under an Administrative Services Agreement dated October 7, 1997, between the Company and MLI.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements of the Company have been prepared in conformity with generally accepted accounting principles (GAAP).

              The Manufacturers Life Insurance Company of New York

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prior to 1996, the Company prepared its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department which practices were considered GAAP for mutual life insurance companies. FASB Interpretation 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and other Enterprises (FIN 40), as amended, which is effective for 1996 annual financial statements, no longer permits statutory-basis financial statements to be described as being prepared in conformity with GAAP. Accordingly, the Company has adopted various accounting pronouncements, principally Statement of Financial Accounting Standards No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts (SFAS No. 120), which addresses the accounting for long-duration insurance contracts.

Pursuant to the requirements of the above pronouncements, the effect of the changes in accounting have been applied retroactively and the previously issued 1995 financial statements have been restated for the change. The effect of the change applicable to years prior to January 1, 1995 has been presented as a restatement of shareholder's equity as of this date.

The adoption  had the effect of increasing net income for 1995 by $1,412,338.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

INVESTMENTS AND INVESTMENT INCOME

The Company accounts for its fixed maturities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that fixed maturities be designated as either held-to-maturity, available-for-sale or trading at the time of purchase. Held-to-maturity

              The Manufacturers Life Insurance Company of New York

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

fixed maturities are reported at amortized cost and the remainder of fixed maturities are reported at fair value with unrealized holding gains and losses reported in income for those designated as trading and as a separate component of shareholder's equity for those designated as available-for-sale.

The Company has classified all of its fixed maturities as available-for-sale. As a result, these securities are reported in the accompanying financial statements at fair value. Changes in fair values, after adjustment for deferred policy acquisition costs (DPAC) and deferred income taxes, are reported as unrealized appreciation or depreciation directly in shareholder's equity, and accordingly, have no effect on net income. The DPAC offset to the unrealized appreciation or depreciation represents valuation adjustments or reinstatements of DPAC that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The cost of fixed maturities is adjusted for the amortization of premiums and accretion of discounts using the interest method. This amortization or accretion is included in net investment income.

For the mortgage-backed bond portion of the fixed maturities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

Short-term investments generally consist of instruments which have a maturity of less than one year at the time of acquisition. Short-term investments are reported at cost, which approximates fair value.

Policy loans are reported at unpaid balances, not in excess of the underlying cash value of the policies.

Realized gains or losses on investments sold and declines in value judged to be other-than-temporary are determined on the specific identification basis.

              The Manufacturers Life Insurance Company of New York

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

DEFERRED POLICY ACQUISITION COSTS

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business have been deferred. These acquisition costs are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities that are reported in the accompanying balance sheets represent investments in MIT, which are mutual funds that are separately administered for the exclusive benefit of the annuity policyholders and are reported at fair value. Such policyholders, rather than the Company, bear the investment risk. The operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder funds are included in revenues.

POLICYHOLDER FUNDS AND BENEFITS TO POLICYHOLDERS

Policyholder funds for the fixed portion of variable annuity contracts are computed under a retrospective deposit method and represent account balances before applicable surrender charges. Benefits to policyholders include interest credited to policyholders and other benefits that are charged to expense including benefit claims incurred in the period in excess of the related policyholder account balances. Interest crediting rates for the fixed portion of annuity contracts range from 4.10% to 6.15% in 1997; 4.00% to 6.15% in 1996 and 4.20% to 7.00% in 1995.

              The Manufacturers Life Insurance Company of New York

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECOGNITION OF REVENUES

Fees from separate accounts and policyholder funds represent fees assessed against policyholder account balances, and include mortality and expense risk charges, surrender charges and an annual administrative charge.

INCOME TAXES

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

3.  INVESTMENTS

The major components of net investment income are as follows:

                                                              YEAR ENDED DECEMBER 31
                                             1997                  1996                  1995
                                        ---------------------------------------------------------
Fixed maturities                          $6,342,800            $4,476,472            $4,436,994
Short-term investments                       475,545               873,146               403,497
                                        ---------------------------------------------------------
                                           6,818,345             5,349,618             4,840,491
Less investment expenses                    (102,292)             (125,409)              (72,577)
                                        ---------------------------------------------------------

Net investment income                     $6,716,053            $5,224,209            $4,767,914
                                        =========================================================

              The Manufacturers Life Insurance Company of New York

3.  INVESTMENTS (CONTINUED)

The gross unrealized gains and losses for available-for-sale fixed maturities held at December 31, 1997 and 1996 are as follows:

                                                                GROSS           GROSS
                                             AMORTIZED        UNREALIZED       UNREALIZED         FAIR
                                               COST             GAINS           LOSSES            VALUE
                                           -------------------------------------------------------------
                                                                   (In Thousands)
DECEMBER 31, 1997
Fixed maturities:
   U.S. Treasury securities and
     obligations of U.S. Government
     agencies                                 $    7,422       $   284                        $    7,706
   Corporate securities                          108,682         1,879          $  23            110,538
   Mortgage-backed securities                      5,016            69                             5,085
   States, territories and possessions             5,594           228                             5,822
                                           -------------------------------------------------------------

Total                                           $126,714        $2,460          $  23           $129,151
                                           =============================================================

DECEMBER 31, 1996
Fixed maturities:
   U.S. Treasury securities and
     obligations of U.S. Government
     agencies                                 $    3,244      $    193                        $    3,437
   Corporate securities                           73,366         1,082           $191             74,257
   Mortgage-backed securities                      1,017                            5              1,012
   States, territories and possessions             4,578           182                             4,760
                                           -------------------------------------------------------------

Totals                                         $  82,205        $1,457           $196          $  83,466
                                           =============================================================

              The Manufacturers Life Insurance Company of New York

3.  INVESTMENTS (CONTINUED)

The amortized cost and fair value of fixed maturities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or lenders may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      AMORTIZED              FAIR
                                                                       COST                  VALUE
                                                                   ------------------------------------
                                                                           (In Thousands)
FIXED MATURITIES AVAILABLE-FOR-SALE
Due in one year or less                                                  $12,618             $12,617
Due after one year through five years                                     59,514              60,938
Due after five years through ten years                                    28,353              28,627
Due after ten years through twenty years                                   1,921               1,967
Due after twenty years                                                    19,292              19,917
Mortgage-backed securities                                                 5,016               5,085
                                                                   ------------------------------------

Total fixed maturities available-for-sale                               $126,714            $129,151
                                                                   ====================================

The proceeds from sales of available-for-sale fixed maturities for the year ended December 31, 1997, 1996 and 1995 were $45,217,170, $6,558,755 and
$11,634,871, respectively. Gross gains of $772,361, $90,811 and $466,164 and gross losses of $5,539, $2,039 and $0 were realized on these sales, respectively.

Fixed maturities with a fair value of $414,100 at December 31, 1997 are in a custody account on behalf of the New York State Insurance Department to satisfy regulatory requirements. At December 31, 1996, the comparable amount was $401,651.

4.  FEDERAL INCOME TAXES

Beginning in 1996, the Company participates as a member of the MWL affiliated group consolidated federal income tax return. In 1995, the Company participated as a member of the MNA consolidated federal income tax return. The Company files separate state income tax returns. The method of allocation between companies is subject to a written tax sharing agreement. The tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability computed on a separate return

              The Manufacturers Life Insurance Company of New York

4.  FEDERAL INCOME TAXES (CONTINUED)

basis bears to the tax liability of the consolidated group. The tax charge to the Company shall not be more than the Company would have paid on a separate return basis. The Company settles its current income tax each year through an intercompany account.

The Company's effective income tax rate varies from the statutory federal income tax rate as follows:

                                                  YEAR ENDED DECEMBER 31
                                             1997        1996           1995
                                             -------------------------------
Statutory federal income tax rate applied
to income before federal income taxes        35%          35%           35%
Add (deduct):
  Disallowed meals, entertainment                                        2
  Nondeductible consulting fees                                          4
  Reversal of deferred asset valuation
    allowance                                                           (6)
                                             ------------------------------

Effective income tax rate                    35%          35%           35%
                                            ===============================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability are as follows:

                                                                                 DECEMBER 31
                                                                           1997             1996
                                                                   ---------------------------------
Deferred tax assets:
   Investment amortization                                         $      92,345       $      62,711
   Reserves                                                                                  117,558
                                                                   ---------------------------------
Total deferred tax assets                                                 92,345             180,269
                                                                   ---------------------------------

Deferred tax liabilities:
   Deferred policy acquisition costs                                  (1,134,971)         (1,283,150)
   Reserves                                                               (3,683)
   Unrealized gain on fixed maturities,
     net of DPAC effect                                                 (589,696)           (225,819)
   Other                                                                (633,413)           (606,301)
                                                                   ---------------------------------
Total deferred tax liabilities                                        (2,361,763)         (2,115,270)
                                                                   ---------------------------------

Net deferred tax liability                                         $  (2,269,418)      $  (1,935,001)
                                                                   =================================

              The Manufacturers Life Insurance Company of New York

4.  FEDERAL INCOME TAXES (CONTINUED)

In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no valuation allowance has been established.

5.  SHAREHOLDER'S EQUITY

The net assets of the Company available for the Parent as dividends are generally limited to and cannot be made except from earned statutory-basis profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations on a statutory basis.

Net income (loss) and capital and surplus, as determined in accordance with statutory accounting principles, for the Company were as follows:

                                                              YEAR ENDED DECEMBER 31
                                                 1997                  1996                  1995
                                             ----------------------------------------------------------
Net income (loss)                              $(1,562,544)        $     231,315           $  (578,899)
Net capital and surplus                         68,336,238            22,265,070             8,821,782


The components of the balance sheet caption "Unrealized appreciation on available-for-sale securities" in shareholder's equity are summarized as follows:

                                                                            DECEMBER 31
                                                                  1997                      1996
                                                            ---------------          ---------------
                                                                          (In Thousands)
Fair value of securities                                          $129,151                   $83,466
Amortized cost of securities                                       126,714                    82,205
                                                            --------------            --------------
Unrealized appreciation                                              2,437                     1,261
Adjustment to deferred policy
  acquisition costs                                                   (752)                     (616)
Deferred income taxes                                                 (590)                     (226)
                                                            --------------            --------------
Unrealized appreciation on securities
  available-for-sale                                              $  1,095                 $     419
                                                            ==============            ==============

              The Manufacturers Life Insurance Company of New York

6.  RELATED-PARTY TRANSACTIONS

The Company utilizes various services administered by its Parent and affiliates such as legal, personnel, investment accounting and other corporate services. In 1995, NAL charged the Company approximately $456,000 and, in 1996, MLI and MNA charged the Company approximately $661,000 for those services. At December 31, 1996, the Company had a net liability of $1,965,338 to MLI and MNA for these charges. For the first nine months of 1997, MLI and MNA charged the Company approximately $623,000. Effective October 1, 1997, pursuant to a new Plan of Operations, all intercompany expenses were billed through MLI. For the fourth quarter of 1997, MLI billed the Company expenses of $869,000. At December 31, 1997, the Company had a net liability to MLI of $2,977,176 for these services.

For the nine months ended September 30, 1997 and the two years ended December 31, 1996 and 1995, the Company paid underwriting commissions to NASL Financial of $8,421,182, $7,049,687 and $5,348,500, respectively. NASL Financial then reimbursed Wood Logan for promotional agent services. Effective October 1, 1997, MSS replaced NASL Financial as underwriter. Thereafter, all commissions were paid to MSS by the Company, and Wood Logan marketing services were paid by MLI who was reimbursed by the Company. Underwriting commissions and marketing services expense of $4,431,068 was incurred during the fourth quarter of 1997. At December 31, 1997 and 1996, the Company had a net liability of $1,367,857 and $51,308, respectively, for these services.

The financial statements have been prepared from the records maintained by the Company and may not necessarily be indicative of the financial conditions or results of operations that would have occurred if the Company had been operated as an unaffiliated corporation (see also Notes 1, 4, 5 and 8 for additional related-party transactions).

7.  NOTES PAYABLE

The Company has an unsecured line of credit with State Street Bank and Trust in the amount of $5,000,000, bearing interest at the bank's money market rate plus 50 basis points. There were no outstanding advancements under the line of credit at December 31, 1997 and 1996.

              The Manufacturers Life Insurance Company of New York

8.  RETIREMENT PLANS

MLI, and formerly NAL prior to the merger, sponsors a defined benefit pension plan (the Plan) covering substantially all of the Company's employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. MLI's funding policy is to contribute annually the normal cost up to the maximum amount that can be deducted for federal income tax purposes and to charge each subsidiary for its allocable share of such contributions based on a percentage of payroll. No pension costs were allocated to the Company in 1997, 1996 or 1995, as the Plan was subject to the full funding limitation under the Internal Revenue Code.

The Company participates in a defined contribution retirement plan sponsored by the Parent pursuant to regulation 401(k) of the Internal Revenue Code. All employees who are 21 years old are eligible after one year of service. The Company contributes two percent of base pay plus fifty percent of the employee savings contribution. The employee savings contribution is limited to six percent of base pay.

9.  LEASES

The Company leases office space under an operating lease agreement which expires in 1999 and is subject to a renewal option at market rates prevailing at the time of renewal. For the years ended December 31, 1997, 1996 and 1995, the Company incurred rent expense of $83,809, $79,950 and $72,695, respectively. The minimum lease payments associated with the office space are as follows:

                                                  MINIMUM LEASE
                                                     PAYMENTS
                                                 --------------
                         Year ended:

                            1998                   $  81,648
                            1999                      61,236
                                                   ---------

                           Total                   $ 142,884
                                                   =========

              The Manufacturers Life Insurance Company of New York

10.  FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 also excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented herein are limited by each of these factors and do not purport to represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

      Fixed maturities: Fair values for fixed maturities are obtained from an independent pricing service.

      Short-term investments and cash and cash equivalents: The carrying amounts reported in the accompanying balance sheet for short-term investments, cash and cash equivalents approximate their fair values.

      Policy loans: The carrying amount in the balance sheet for policy loans approximates the fair value.

      Policyholder funds: Fair values of the Company's liabilities under contracts not involving significant mortality risk (deferred annuities) are estimated to be the cash surrender value, or the cost the Company would incur to extinguish the liability.

              The Manufacturers Life Insurance Company of New York

10.  FINANCIAL INSTRUMENTS (CONTINUED)

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                DECEMBER 31, 1997                     DECEMBER 31, 1996
                                      -----------------------------------------------------------------------------
                                        CARRYING VALUE          FAIR          CARRYING VALUE           FAIR
                                                               VALUE                                  VALUE
                                      -----------------------------------------------------------------------------
Assets:
   Fixed maturities                   $129,150,862          $129,150,862        $83,466,225         $83,466,225
   Short-term investments                9,998,179             9,998,179          3,984,370           3,984,370
   Policy loans                            398,270               398,270            183,070             183,070
   Cash and cash equivalents             1,431,114             1,431,114          4,104,731           4,104,731

Liabilities:
   Policyholder funds                   86,611,035            81,715,263         80,033,667          74,985,163

11.  YEAR 2000 ISSUES (UNAUDITED)

Like other business organizations and individuals, the Company would be adversely affected if its computer systems and those of its service providers do not properly process and calculate date-related information and data from and after January 1, 2000. The Company is completing an assessment of the Year 2000 impact on its systems and business processes. Management believes that the Company will complete its Year 2000 project for all critical systems and processes by September 30, 1998, prior to any anticipated impact on the critical systems and processes.

The date on which the Company believes it will complete the Year 2000 project is based on management's best estimates, which were derived utilizing numerous assumptions of future events. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer code, and other similar uncertainties.

APPENDIX A


SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS



The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Guaranteed Interest Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of a given age would vary over time if the return on the assets of the Portfolio was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for: deferred underwriting and sales charges, and monthly deductions for administration, cost of insurance and mortality and expense risks.



The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by the Portfolios are deducted from the gross return. The illustrations reflect an average of the Trusts' expenses, which is approximately 0.938% on an annual basis. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.933%, 5.011% and 10.955%.


The tables assume that no premiums have been allocated to the Guaranteed Interest Account, that planned premiums are paid on the policy anniversary and that no transfers, partial withdrawals, policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for Federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.


There are two tables shown for each combination of age and death benefit option for male non-smokers, one based on current cost of insurance and monthly administration charges and the other based on the maximum administration charges, deductions from premiums and cost of insurance charges based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. The current waiver of deductions from premiums and current monthly administration charges and cost of insurance charges are not guaranteed and may be changed. Upon request, Manulife New York will furnish a comparable illustration based on the proposed life insured's age, sex (unless unisex rates are required by law) and risk class, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.


From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolios for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $5,960 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES


                                 0% Hypothetical                  6% Hypothetical                   12% Hypothetical
                              Gross Investment Return         Gross Investment Return           Gross Investment Return
                         --------------------------------   ------------------------------    -------------------------------
  End of  Accumulated                 Cash                               Cash                               Cash
  Policy   Premiums      Policy     Surrender     Death      Policy   Surrender     Death     Policy    Surrender      Death
 Year(1)     (2)         Value       Value(3)     Benefit     Value    Value(3)    Benefit    Value      Value(3)     Benefit
    1       $ 6,258     $ 4,614         $  0    $500,000    $ 4,926        $ 0    $500,000    $ 5,238        $ 8     $ 500,000
    2        12,829       9,409        2,932     500,000     10,326      3,849     500,000     11,281      4,804       500,000
    3        19,728      14,073        7,596     500,000     15,903      9,426     500,000     17,883     11,406       500,000
    4        26,973      18,604       12,127     500,000     21,659     15,182     500,000     25,097     18,619       500,000
    5        34,579      22,993       16,516     500,000     27,592     21,114     500,000     32,973     26,496       500,000
    6        42,566      27,267       21,437     500,000     33,733     27,904     500,000     41,606     35,777       500,000
    7        50,953      31,389       26,207     500,000     40,055     34,873     500,000     51,035     45,853       500,000
    8        59,758      35,363       30,829     500,000     46,566     42,032     500,000     61,345     56,811       500,000
    9        69,004      39,183       35,296     500,000     53,266     49,380     500,000     72,618     68,732       500,000
   10        78,712      42,851       39,612     500,000     60,168     56,929     500,000     84,960     81,721       500,000
   15       135,039      58,691       58,691     500,000     97,745     97,745     500,000    166,837    166,837       500,000
   20       206,927      69,614       69,614     500,000    140,660    140,660     500,000    297,801    297,801       500,000
   25       298,676      74,682       74,682     500,000    189,924    189,924     500,000    509,341    509,341       682,517
   30       415,774      71,195       71,195     500,000    250,643    250,643     500,000    862,995    862,995     1,052,853


----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2) Assumes net interest of 5% compounded annually.


(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, if elected the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.




THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $5,960 ANNUAL PLANNED PREMIUM
                           ASSUMING GUARANTEED CHARGES

                               0% Hypothetical                   6% Hypothetical                     12% Hypothetical
                           Gross Investment Return           Gross Investment Return              Gross Investment Return
                        ------------------------------   --------------------------------     --------------------------------
 End of    Accumulated   Policy      Cash      Death     Policy       Cash        Death       Policy       Cash       Death
 Policy     Premiums     Value    Surrender   Benefit     Value     Surrender    Benefit      Value     Surrender    Benefit
Year(1)        (2)                 Value(3)                         Value(3)                             Value(3)
     1         $ 6,258   $ 4,339         $ 0  $500,000    $ 4,636          $ 0    $500,000     $ 4,934         $ 0   $500,000
     2          12,829     8,865       2,388   500,000      9,736        3,259     500,000      10,643       4,166    500,000
     3          19,728    13,264       6,787   500,000     14,999        8,521     500,000      16,877      10,400    500,000
     4          26,973    17,534      11,057   500,000     20,427       13,950     500,000      23,684      17,207    500,000
     5          34,579    21,668      15,191   500,000     26,020       19,543     500,000      31,115      24,638    500,000
     6          42,566    25,665      19,836   500,000     31,782       25,952     500,000      39,231      33,402    500,000
     7          50,953    29,515      24,334   500,000     37,706       32,524     500,000      48,090      42,908    500,000
     8          59,758    33,222      28,688   500,000     43,803       39,269     500,000      57,771      53,237    500,000
     9          69,004    36,774      32,888   500,000     50,069       46,182     500,000      68,348      64,462    500,000
    10          78,712    40,177      36,938   500,000     56,513       53,274     500,000      79,919      76,681    500,000
    15         135,039    54,621      54,621   500,000     91,347       91,347     500,000     156,432     156,432    500,000
    20         206,927    63,788      63,788   500,000    130,394      130,394     500,000     278,219     278,219    500,000
    25         298,676    64,780      64,780   500,000    172,503      172,503     500,000     474,575     474,575    635,931
    30         415,774    54,180      54,180   500,000    221,329      221,329     500,000     802,301     802,301    978,807


----------


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2) Assumes net interest of 5% compounded annually.


(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, if elected the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.




THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $7,450 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical                  6% Hypothetical                      12% Hypothetical
                           Gross Investment Return          Gross Investment Return              Gross Investment Return
                         ------------------------------   -----------------------------   -------------------------------------
 End of     Accumulated             Cash                              Cash                               Cash
 Policy      Premiums    Policy    Surrender     Death      Policy   Surrender    Death        Policy     Surrender      Death
 Year(1)        (2)       Value    Value(3)     Benefit     Value    Value(3)    Benefit       Value      Value(3)      Benefit
  1         $  7,823     $ 6,069   $    94     $506,069   $ 6,467  $    492    $506,467    $    6,867    $      892  $   506,867
  2           16,036      12,282     5,805      512,282    13,462     6,985     513,462        14,690         8,213      514,690
  3           24,660      18,330    11,852      518,330    20,686    14,209     520,686        23,235        16,758      523,235
  4           33,716      24,208    17,730      524,208    28,143    21,666     528,143        32,569        26,092      532,569
  5           43,224      29,908    23,430      529,908    35,831    29,353     535,831        42,757        36,279      542,757
  6           53,208      35,456    29,627      535,456    43,782    37,952     543,782        53,909        48,079      553,909
  7           63,691      40,815    35,633      540,815    51,965    46,783     551,965        66,077        60,895      566,077
  8           74,698      45,987    41,453      545,987    60,389    55,855     560,389        79,363        74,828      579,363
  9           86,255      50,965    47,078      550,965    69,052    65,166     569,052        93,864        89,978      593,864
  10          98,391      55,751    52,512      555,751    77,964    74,725     577,964       109,704       106,465      609,704
  15         168,798      76,522    76,522      576,522   126,175   126,175     626,175       213,629       213,629      713,629
  20         258,658      91,111    91,111      591,111   180,008   180,008     680,008       374,927       374,927      874,927
  25         373,345      98,388    98,388      598,388   238,836   238,836     738,836       626,371       626,371    1,126,371
  30         519,718      95,660    95,660      595,660   304,150   304,150     804,150     1,038,425     1,038,425    1,538,425


----------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2) Assumes net interest of 5% compounded annually.


(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, if elected the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.




THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $7,450 ANNUAL PLANNED PREMIUM
                           ASSUMING GUARANTEED CHARGES

                              0% Hypothetical                    6% Hypothetical                   12% Hypothetical
                           Gross Investment Return           Gross Investment Return           Gross Investment Return
                       -----------------------------  ---------------------------------   -------------------------------------
 End of   Accumulated             Cash                               Cash                                Cash
 Policy    Premiums    Policy   Surrender    Death      Policy     Surrender     Death      Policy    Surrender     Death
 Year(1)      (2)       Value   Value(3)    Benefit      Value     Value(3)     Benefit      Value     Value(3)    Benefit
  1       $  7,823     $5,741    $     0    $505,741  $   6,122    $     147    $506,122  $   6,504   $     529  $   506,504
  2         16,036     11,635      5,158     511,635     12,759        6,282     512,759     13,929       7,452      513,929
  3         24,660     17,368     10,891     517,368     19,611       13,133     519,611     22,037      15,560      522,037
  4         33,716     22,937     16,460     522,937     26,680       20,203     526,680     30,889      24,412      530,889
  5         43,224     28,336     21,858     528,336     33,965       27,488     533,965     40,550      34,073      540,550
  6         53,208     33,562     27,732     533,562     41,471       35,641     541,471     51,094      45,264      551,094
  7         63,691     38,604     33,422     538,604     49,190       44,008     549,190     62,593      57,411      562,593
  8         74,698     43,465     38,931     543,465     57,131       52,597     557,131     75,143      70,609      575,143
  9         86,255     48,134     44,248     548,134     65,289       61,402     565,289     88,833      84,947      588,883
  10        98,391     52,615     49,376     552,615     73,672       70,433     573,672    103,777     100,538      603,777
  15       168,798     71,810     71,810     571,810    118,751      118,751     618,751    201,528     201,528      701,528
  20       258,658     84,481     84,481     584,481    168,237      168,237     668,237    352,334     352,334      852,334
  25       373,345     87,346     87,346     587,346    218,672      218,672     718,672    583,336     583,336    1,083,336
  30       519,718     77,359     77,359     577,359    269,816      269,816     769,816    957,183     957,183    1,457,183


----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2) Assumes net interest of 5% compounded annually.


(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, if elected the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.




THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $15,095 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES



                                 0% Hypothetical                    6% Hypothetical                      12% Hypothetical
                             Gross Investment Return            Gross Investment Return             Gross Investment Return
                         -------------------------------    --------------------------------    ----------------------------------
   End of   Accumulated                 Cash                               Cash                               Cash
   Policy    Premiums      Policy    Surrender     Death      Policy     Surrender     Death      Policy     Surrender      Death
   Year(1)      (2)         Value     Value(3)    Benefit      Value      Value(3)    Benefit      Value      Value(3)     Benefit
   1       $   15,850   $  10,720   $    922    $500,000    $  11,480    $  1,683   $500,000     $ 12,243  $     2,446  $  500,000
   2           32,492      21,329      6,523     500,000       23,525       8,719    500,000       25,815       11,010     500,000
   3           49,966      31,493     16,688     500,000       35,816      21,011    500,000       40,508       25,703     500,000
   4           68,314      41,492     26,686     500,000       48,652      33,846    500,000       56,738       41,932     500,000
   5           87,580      51,346     36,541     500,000       62,079      47,274    500,000       74,694       59,889     500,000
   6          107,809      61,033     49,189     500,000       76,106      64,261    500,000       94,546       82,702     500,000
   7          129,049      70,396     61,512     500,000       90,605      81,722    500,000      116,352      107,469     500,000
   8          151,351      79,367     73,444     500,000      105,541      99,619    500,000      140,281      134,359     500,000
   9          174,768      87,997     85,036     500,000      120,993     118,032    500,000      166,638      163,677     500,000
   10         199,356      96,286     96,286     500,000      136,994     136,994    500,000      195,720      195,720     500,000
   15         342,015     137,180    137,180     500,000      233,448     233,448    500,000      405,872      405,872     500,000
   20         524,087     158,276    158,276     500,000      349,972     349,972    500,000      759,762      759,762     812,945
   25         756,463     116,567    116,567     500,000      498,372     498,372    523,290    1,331,351    1,331,351   1,397,918
   30       1,053,039       0 (4)       0(4)  500,000(5)      691,765     691,765    726,354    2,237,092    2,237,092   2,348,947


----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2) Assumes net interest of 5% compounded annually.


(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, if elected the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.



(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $15,095 ANNUAL PLANNED PREMIUM
                           ASSUMING GUARANTEED CHARGES



                              0% Hypothetical                   6% Hypothetical                         12% Hypothetical
                          Gross Investment Return           Gross Investment Return                  Gross Investment Return
                        ------------------------------   ----------------------------------    ------------------------------------
 End of    Accumulated               Cash                                Cash                                Cash
 Policy     Premiums     Policy    Surrender   Death      Policy       Surrender     Death       Policy      Surrender    Death
 Year(1)       (2)        Value    Value(3)   Benefit      Value        Value(3)    Benefit      Value       Value(3)    Benefit
 1        $   15,850   $ 10,044    $   246    $500,000    $  10,767    $    970    $500,000   $   11,494    $   1,696    $  500,000
 2            32,492     19,896      5,091     500,000       21,974       7,168     500,000       24,143        9,337       500,000
 3            49,966     29,254     14,448     500,000       33,328      18,522     500,000       37,753       22,948       500,000
 4            68,314     38,105     23,299     500,000       44,824      30,019     500,000       52,422       37,617       500,000
 5            87,580     46,416     31,610     500,000       56,438      41,632     500,000       68,241       53,435       500,000
 6           107,809     54,155     42,310     500,000       68,147      56,302     500,000       85,321       73,477       500,000
 7           129,049     61,288     52,404     500,000       79,929      71,045     500,000      103,794       94,911       500,000
 8           151,351     67,758     61,835     500,000       91,743      85,821     500,000      123,797      117,875       500,000
 9           174,768     73,499     70,537     500,000      103,543     100,582     500,000      145,492      142,531       500,000
 10          199,356     78,438     78,438     500,000      115,282     115,282     500,000      169,080      169,080       500,000
 15          342,015     91,123     91,123     500,000      176,267     176,267     500,000      334,624      334,624       500,000
 20          524,087     68,400     68,400     500,000      233,986     233,986     500,000      628,104      628,104       672,072
 25          756,463       0(4)       0(4)     500,000(4)   281,220     281,220     500,000    1,111,012    1,111,012     1,166,563
 30        1,053,039       0(4)       0(4)     500,000(4)   310,816     310,816     500,000    1,871,555    1,871,555     1,965,132


----------

 (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)  Assumes net interest of 5% compounded annually.


(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, if elected the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.


(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.


THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $17,920 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                            Gross Investment Return         Gross Investment Return             Gross Investment Return
                         -----------------------------     -------------------------------    --------------------------------
  End of                               Cash                              Cash                                 Cash
  Policy    Accumulated   Policy    Surrender    Death     Policy     Surrender      Death     Policy      Surrender     Death
  Year(1)   Premiums(2)    Value     Value(3)   Benefit     Value      Value(3)     Benefit    Value        Value(3)    Benefit
  1       $   18,816   $ 13,397   $  2,187     $513,397    $ 14,318    $   3,108    $514,318   $   15,241  $    4,031   $  515,241
  2           38,573     26,539     11,733      526,539      29,207       14,401     529,207       31,988      17,183      531,988
  3           59,317     39,080     24,275      539,080      44,329       29,523     544,329       50,019      35,214      550,019
  4           81,099     51,316     36,511      551,316      59,987       45,182     559,987       69,764      54,959      569,764
  5          103,970     63,270     48,465      563,270      76,221       61,416     576,221       91,413      76,607      591,413
  6          127,985     74,918     63,073      574,918      93,024       81,180     593,024      115,124     103,279      615,124
  7          153,200     86,074     77,191      586,074     110,224      101,340     610,224      140,900     132,016      640,900
  8          179,676     96,654     90,732      596,654     127,738      121,816     627,738      168,846     162,924      668,846
  9          207,476    106,710    103,749      606,710     145,623      142,661     645,623      199,223     196,262      699,223
  10         236,666    116,233    116,233      616,233     163,874      163,874     663,874      232,253     232,253      732,253
  15         406,022    161,066    161,066      661,066     268,695      268,695     768,695      459,483     459,483      959,483
  20         622,169    174,545    174,545      674,545     367,854      367,854     867,854      797,626     797,626    1,297,626
  25         898,033    102,063    102,063      602,063     393,411      393,411     893,411    1,240,333   1,240,333    1,740,333
  30       1,250,113          0(4)       0(4)   500,000(4)  325,090      325,090     825,090    1,852,936   1,852,936    2,352,936


----------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)  Assumes net interest of 5% compounded annually.


(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, if elected the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.



(4) Provided the Death Benefit Guarantee has been in effect, the Policy will have been kept in force until the end of the policy year in which the life insured reached attained age 85, at which time the Death Benefit Guarantee will expire and in the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $17,920 ANNUAL PLANNED PREMIUM
                           ASSUMING GUARANTEED CHARGES


                                  0% Hypothetical                    6% Hypothetical                     12% Hypothetical
                              Gross Investment Return            Gross Investment Return             Gross Investment Return
                          ------------------------------    ---------------------------------    ----------------------------------
  End of    Accumulated                Cash                                Cash                                 Cash
   Policy   Accumulated    Policy    Surrender    Death         Policy   Surrender    Death       Policy      Surrender     Death
   Year(1)  Premiums(2)     Value    Value(3)    Benefit        Value     Value(3)   Benefit       Value      Value(3)     Benefit
   1        $   18,816   $ 12,623   $  1,413    $512,623     $ 13,502    $  2,292   $513,502   $   14,383   $    3,173   $  514,383
   2            38,573     24,914     10,109     524,914       27,447      12,641    527,447       30,088       15,283      530,088
   3            59,317     36,557     21,751     536,557       41,521      26,716    541,521       46,907       32,101      546,907
   4            81,099     47,528     32,722     547,528       55,695      40,889    555,695       64,912       50,106      564,912
   5           103,970     57,780     42,975     557,780       69,909      55,104    569,909       84,158       69,353      584,158
   6           127,985     67,269     55,424     567,269       84,106      72,262    584,106      104,708       92,863      604,708
   7           153,200     75,942     67,059     575,942       98,219      89,335    598,219      126,621      117,738      626,621
   8           179,676     83,727     77,805     583,727      112,151     106,229    612,151      149,940      144,018      649,940
   9           207,476     90,536     87,574     590,536      125,789     122,828    625,789      174,693      171,732      674,694
   10          236,666     96,277     96,277     596,277      139,008     139,008    639,008      200,909      200,909      700,909
   15          406,022    108,944    108,944     608,944      199,201     199,201    699,201      363,876      363,876      863,876
   20          622,169     79,427     79,427     579,427      226,985     226,985    726,985      577,602      577,602    1,077,602
   25          898,033          0(4)       0(4)  500,000(4)   181,773     181,733    681,773      837,122      837,122    1,337,122
   30        1,250,113          0(4)       0(4)        0(4)     9,447       9,447    509,447    1,130,810    1,130,810    1,630,810


----------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)  Assumes net interest of 5% compounded annually.


(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, if elected the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.


(4) Provided the Death Benefit Guarantee has been in effect, the Policy will have been kept in force until the end of the policy year in which the life insured reached attained age 85, at which time the Death Benefit Guarantee will expire and in the absence of additional premium payments, the Policy will lapse.


THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDIX B

DEFINITIONS

The following terms have the following meanings when used in this Prospectus:

ADDITIONAL RATING -- an addition to the cost of insurance rate for insureds who do not meet at least the underwriting requirements of the standard risk class.

BUSINESS DAY -- any day that the New York Stock Exchange is open for trading and trading is not restricted. The net asset value of the underlying shares of a sub-account of the Separate Account will be determined at the end of each Business Day.

CASH SURRENDER VALUE -- the Policy Value less the deferred sales charge, the deferred underwriting charge and any outstanding monthly deductions due.

DEATH BENEFIT GUARANTEE CUMULATIVE PREMIUM TEST -- a test that, if satisfied in the first three policy years and, where applicable, if satisfied in subsequent policy years, will maintain the Death Benefit Guarantee. To satisfy the Death Benefit Guarantee Cumulative Premium Test, the sum of premiums paid, less withdrawals, and less policy loans, must equal or exceed the sum of Death Benefit Guarantee Premiums since issue as at the beginning of each policy month.


DEATH BENEFIT GUARANTEE -- Manulife New York's guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.


DEATH BENEFIT GUARANTEE PREMIUM -- a measure of premium used in determining compliance with the Cumulative Premium Test. The Death Benefit Guarantee Premium as an annual amount is established by the Company based on issue age, sex, risk class, death benefit option, supplementary benefits and additional ratings.


EFFECTIVE DATE -- the date that Manulife New York becomes obligated under the Policy and when the first monthly deductions are taken.


FUND VALUE TEST -- a test which, if satisfied in applicable policy years will maintain the Death Benefit Guarantee feature. To satisfy the Fund Value Test, the Gross Single Premium at the beginning of any applicable policy month must not be greater than the Net Policy Value.

GROSS SINGLE PREMIUM -- the amount of premium needed to endow the Policy to the expiration of the Death Benefit Guarantee assuming 4% interest and current charges.


GUARANTEED INTEREST ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has in the general account of Manulife New York.


GUIDELINE ANNUAL PREMIUM (GAP) -- used to determine the proportion of premiums and the Policy Value attributable to an increase in Face Amount for the purpose of calculating the new Deferred Sales Charge after such increase.

INITIAL PREMIUM -- at least 1/12 of the Target Premium. The Initial Premium must be received within 60 days after the policy date.

INVESTMENT ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

ISSUE AGE -- the age on the nearest birthday, at policy date, as shown in the Policy.

LOAN ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has transferred from the Guaranteed Interest Account or the Investment Accounts as collateral for a policy loan.

MODIFIED POLICY DEBT -- as of any date, the Policy Debt plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%.

MONTHLY DEATH BENEFIT GUARANTEE PREMIUM -- 1/12 of the Death Benefit Guarantee Premium.

MONTHLY NO LAPSE GUARANTEE PREMIUM -- 1/12 of the No Lapse Guarantee Premium.

NET CASH SURRENDER VALUE -- the Cash Surrender Value less Policy Debt.

NET POLICY VALUE -- the Policy Value less the value in the Loan Account.


NET PREMIUM -- amount of premium allocated to the Investment Accounts or Guaranteed Interest Account. It equals gross premiums less the deduction for state, local and Federal taxes.



NO LAPSE GUARANTEE -- Manulife New York guarantees that the Policy will not go into default even if a combination of Policy loans, adverse investment experience and other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.


NO LAPSE GUARANTEE CUMULATIVE PREMIUM TEST -- a test that, if satisfied in the No Lapse Guarantee Period, will maintain the No Lapse Guarantee. To satisfy the No Lapse Guarantee Cumulative Premium Test, the sum of premiums paid, less withdrawals, and less Policy loans must equal or exceed the sum of No Lapse Guarantee Premiums since issue as at the beginning of each policy month.

NO LAPSE GUARANTEE PERIOD -- is the first 5 policy years for life insureds with an issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85.

NO LAPSE GUARANTEE PREMIUM -- is a measure of premium used in determining compliance with the No Lapse Guarantee Cumulative Premium Test. The No Lapse Guarantee premium for each policyowner is set forth in the Policy.

PLANNED PREMIUM -- The premium the policyowner plans to pay periodically. Subject to certain requirements of law, the Planned Premium may be changed at any time.

POLICY DATE -- The date from which policy years, policy months and policy anniversaries are determined. Monthly deductions are due on the policy date. If a check for at least the Initial Premium accompanies the application, the policy date is the date the application and check are received at the Service office. If an application accepted by the Company is not accompanied by a check for the Initial Premium, the policy will be issued with a policy date which is 7 days after issuance of the policy.

POLICY DEBT -- as of any date, the aggregate amount of policy loans, including borrowed interest, less any loan repayments.

POLICY VALUE -- the sum of the values in the Loan Account, the Guaranteed Interest Account and the Investment Accounts.


SELECT LOAN -- A loan on which the differential between the interest credited and the interest charged is currently 0%; provided, however, if at some time in the future it is determined that the current differential could cause the loan to be treated as a taxable distribution under any applicable ruling, regulation or court decision, Manulife New York has the right to increase the differential on all subsequent Select Loans either (i) to an amount that may be presented in such ruling, regulation or court decision that would result in the transaction being treated as a loan under Federal tax law or (ii) if no amount is prescribed, to an amount that Manulife New York feels would be more likely to result in the transaction being treated as a loan under Federal tax law.


SELECT LOAN AMOUNT -- the amount of any Select Loan.

SERVICE OFFICE -- the office designated to service the Policies, which is shown on the cover page of this prospectus.

SURRENDER CHARGE PERIOD -- the period (usually 15 years) following issuance of the Policy or any increase in face amount during which surrender charges may be assessed if the Policy is surrendered or lapsed, the face amount is decreased or a partial withdrawal takes place.

TARGET PREMIUM -- a premium amount used to measure the maximum deferred sales charge under a Policy. The Target Premium for the initial face amount is set forth in the Policy. The policyowner will be advised of the Target Premium for any increase in face amount.

WITHDRAWAL TIER AMOUNT -- as of any date, the net Cash Surrender Value at the previous anniversary multiplied by 10%.

                                     PART II
                                OTHER INFORMATION

UNDERTAKINGS

Undertaking to File Reports.


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940, as amended.

The Manufacturers Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

Rule 484 Undertaking.

Article 10 of the Charter of the Company provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Company provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.


Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:


         The facing sheet;
         The Prospectus, consisting of 76 pages;
         Undertaking to file reports;
         Representation pursuant to Section 26 of the Investment Company Act of 1940;
         Rule 484 Undertaking;
         The signatures;
         Written consents of the following persons:
           Tracy A. Kane, Esq., Counsel
           John G. Vrysen, Chief Actuary
           Ernst & Young LLP
           Cooper & Lybrand L.L.P.
           Jones & Blouch L.L.P.


The following exhibits are filed as part of this Registration Statement:

     1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:


         A(1) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I were previously filed in the Registrant's initial registration statement on Form S-6 (File No. 333-33351) as filed with the Commission on August 8, 1997.


         A(2)              Not applicable.


         A(3)(a) Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Securities Services, LLC (Underwriter) is incorporated by reference to Exhibit (b)(3)(a) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.



         A(3)(b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufactures Securities Services, LLC (Underwriter), Selling Broker Dealers, and General Agent is incorporated by reference to Exhibit (b)(3)(b) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.



         A(3)(c)           Not applicable.


         A(4)              Not applicable.


         A(5) Form of Flexible Premium Variable Life Insurance Policy is filed herewith.

         A(6)(a)(i)        Declaration of Intention and Charter of First North
                           American Life Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form
                           N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of
                           New York Separate Account A.



         A(6)(a)(ii)       Certificate of amendment of the Declaration of
                           Intention and Charter of First North American Life
                           Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York
                           Separate Account A.



         A(6)(a)(iii)      Certificate of amendment of the Declaration of
                           Intention and Charter of The Manufacturers Life
                           Insurance Company of New York is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form
                           N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of
                           New York Separate Account A.



         (A)(6)(b) By-laws of The Manufacturers Life Insurance Company of New York are incorporated by reference to Exhibit
                           (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.


         A(7)              Not applicable.


         A(8)(a) Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA) is filed herein.



         A(8)(b) Administrative Services Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of New York is incorporated by reference to Exhibit (b)(8)(a) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.



         A(8)(c) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company is field herewith.


         A(9)              Not applicable.


         A(10)(a) Form of Application for Flexible Premium Variable Life Insurance Policy is filed herewith.



         A(10)(b) Form of supplement to the Application for Flexible Premium Variable Life

                           Insurance Policy is filed herewith.



     2.  Consents of the following:

         A Opinion and consent of Tracy A. Kane, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York

         B Consent of John G. Vrysen, Chief Actuary of The Manufacturers Life Insurance Company of New York

         C        Consent of Jones & Blouch LLP

         D        Consent of Ernst & Young LLP

         E        Consent of Coopers & Lybrand, L.L.P.



     3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

     4.  Not applicable.


     5.  Not applicable.



     6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies is incorporated by reference to the Registrant's registration statement on Form S-6 (File No. 333-33351) as filed with the Commission on August 8, 1997.



     7.  Powers of Attorney are filed herewith.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and Commonwealth of Massachusetts, on the 13th day of March, 1998.


                                           THE MANUFACTURERS LIFE INSURANCE
                                            COMPANY OF NEW YORK SEPARATE
                                            ACCOUNT B
                                                       (Registrant)

                                           By: THE MANUFACTURERS LIFE INSURANCE
                                                 COMPANY OF NEW YORK
                                                       (Depositor)


                                           By:  /s/ A. SCOTT LOGAN
                                               -----------------------------
                                                 A. Scott Logan
                                                 President



Attest


/s/ TRACY A. KANE
-----------------
Tracy A. Kane
Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of l933, this registration statement has been signed by the following persons in the capacities indicated on this 13th day of March, 1998.

SIGNATURE                         TITLE                        DATE



/s/ A. SCOTT LOGAN                Director and President      March 13, 1998
----------------------            (Principal Executive        --------------
A. Scott Logan                    Officer)                    (Date)

                                  Chairman of the Board       March 13, 1998
*---------------------            of Directors                ---------------
John D. Richardson                                            (Date)
                                  Director                    March 13, 1998
*---------------------                                        --------------
John D. DesPrez, III                                          (Date)
                                  Director                    March 13, 1998
*---------------------                                        ---------------
Ruth Ann Flemming                                             (Date)
                                  Director                    March 13, 1998
*---------------------                                        --------------
Neil M. Merkl                                                 (Date)
                                  Director                    March 13, 1998
*---------------------                                        ---------------
Robert C. Perez                                               (Date)
                                  Director                    March 13, 1998
*---------------------                                        ---------------
James K. Robinson                                             (Date)
                                  Director                    March 13, 1998
*---------------------                                        ---------------
Theodore Kilkuskie                                            (Date)
                                  Director                    March 13, 1998
*---------------------                                        ---------------
Bruce Avedon                                                  (Date)
                                  Director                    March 13, 1998
*---------------------                                        ---------------
Bruce Gordon                                                  (Date)


/s/ David W. LIBBEY               Treasurer (Principal        March 13, 1998
----------------------            Financial and Accounting    ---------------
David W. Libbey                   Officer)                    (Date)




*By:     /s/ TRACY A. KANE                                    March 13, 1998
         -------------------------                            ---------------
         Tracy A. Kane                                        (Date)
         Attorney-in-Fact Pursuant
         to Powers of Attorney

                                  EXHIBIT INDEX


Exhibit No.          Description


1(A)(5)              Form of Flexible Premium Variable Life Insurance Policy

1(A)(8)(a)           Form of Reinsurance Agreement between The Manufacturers
                     Life Insurance Company of New York and The Manufacturers
                     Life Insurance Company (USA)

1(A)(8)(c)           Investment Services Agreement between The Manufacturers
                     Life Insurance Company of New York and The Manufacturers
                     Life Insurance Company

1(A)(10)(a)          Form of Application for Flexible Premium Variable Life
                     Insurance Policy

1(A)(10)(b)          Form of supplement to the Application for Flexible Premium
                     Variable Life Insurance Policy

2A Opinion and consent of Tracy A. Kane, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York

2B Consent of John G. Vrysen, Chief Actuary of The Manufacturers Life Insurance Company of New York

2C                   Consent of Jones & Blouch LLP

2D                   Consent of Ernst & Young LLP

2E                   Consent of Coopers & Lybrand, L.L.P.

7                    Powers of Attorney